UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 12, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VIMPELCOM REPORTS POSITIVE REVENUE MOMENTUM

WITH 1Q 2016 RESULTS, FY16 GUIDANCE CONFIRMED

KEY RESULTS AND DEVELOPMENTS

•	Revenue organic[1] growth of 4% YoY, driven by strong growth in Emerging Markets and Eurasia

•	Underlying[2] EBITDA organically increased 2% YoY. Reported EBITDA declined 19% YoY mainly due to currency headwinds and exceptional items of USD 40 million almost entirely related to performance transformation

•	Reported net income of USD 189 million of which USD 38 million from continued operations

•	Results on track and FY16 guidance confirmed

•	USD 1.2 billion bonds successfully issued on April 26, 2016 with 4 and 7 year maturities and 6.8% average coupon

Amsterdam (May 12, 2016)—VimpelCom Ltd. (NASDAQ: VIP), the international communications and technology company, which is committed to bringing the digital world to each and every customer, today announces financial and operating results for the quarter ended March 31, 2016. These results and the prior year numbers reflect the reclassification of Italy as an asset held for sale pursuant to the announcement of the joint venture with 3 Italia in August 2015.

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“VimpelCom has reported organic growth in both revenue (+4%) and underlying EBITDA (+2%) in the first quarter of 2016. As a result, underlying net income3 for the quarter improved by USD 270 million year-on-year to USD 237 million, demonstrating that the operating momentum we had at the end of 2015 has continued into 2016. Although we still face currency headwinds and adverse economic conditions in some of our markets, there are signs of an easing in pressures, with the exception of Russia. Excluding the payments in relation to the agreements regarding the Uzbekistan investigations, we generated positive free cash flow in the quarter as our performance transformation program accelerates. Our strategy to profoundly transform VimpelCom is firmly on course, particularly in the areas of cost base transformation, streamlining our portfolio, and greater globalization of our internal operations. VimpelCom remains on track to achieve its financial targets for the year.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS (ITALY RECLASSIFIED AS AN ASSET HELD FOR SALE)

USD mln	1Q16	1Q15	Reported YoY	Organic[1] YoY
Total revenue, of which	2,023	2,312	(12%)	4%
mobile and fixed service revenue	1,953	2,260	(14%)	3%
mobile data revenue	301	286	5%	27%
EBITDA	758	938	(19%)	(2%)
EBITDA underlying[2]	799	945	(15%)	2%
EBITDA margin underlying (EBITDA underlying / total revenue)	39.5%	40.9%	(1.4 p.p.)	(0.8 p.p.)
Net income/(loss) from continued operations	38	(88)	n.m
Net income/(loss) from discontinued operations	197	261	(24%)
Net income/(loss) for the period attr. to VIP shareholders	189	184	3%
Capital expenditures excl. licenses	151	210	(28%)
LTM Capex excl licenses/revenue	18.2%	20.3%	(2.1 p.p.)
Operating cash flow (EBITDA underlying less Capex)	647	734	(12%)
Operating cash flow margin (operating cash flow / total revenue)	32.0%	31.8%	0.2 p.p.
Net debt	6,407	5,883	9%
Net debt / underlying LTM EBITDA	1.7	1.2
Total mobile customers (millions)[4]	194.0	195.1
Total fixed-line broadband customers (millions)	3.4	3.5

1)	EBITDA, net debt, underlying EBITDA and organic growth are non-GAAP financial measures (see attachment D for reconciliation); organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions
2)	Underlying EBITDA excludes transformation costs and material exceptional adjustments, see Attachment D
3)	Underlying net loss in 1Q15 of USD 33 million excludes exceptional items in EBITDA of USD 7 million, the gain from tower sale in Italy of USD 322 million and impairments of USD 98 million; Underlying net income in 1Q16 of USD 237 million excludes exceptional items in EBITDA of USD 40 million and impairments of USD 8 million
4)	Excluding Italy

For all definitions please see Attachment G

VimpelCom Ltd. 1Q 2016 | 1

PRESENTATION OF FINANCIAL RESULTS

VimpelCom’s results presented in this earnings release are based on IFRS and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

VimpelCom Ltd. 1Q 2016 | 2

MAIN EVENTS 1Q 2016

•	Italy joint venture regulatory review process ongoing, Phase II review process started

•	Mobilink and Warid Telecom merger receives first regulatory approval from CCP

•	GTH issued USD 1.2 billion bonds guaranteed by VimpelCom Holdings to refinance shareholder loan

•	Telenor preference shares in VimpelCom redeemed; change in share ownership

•	Settlements with the SEC/DOJ/OM regarding Uzbekistan investigation entered into and payments completed

•	New CEO appointed in Algeria

ITALY JOINT VENTURE AND REGULATORY REVIEW PROCESS ONGOING, PHASE II REVIEW PROCESS STARTED

The European Commission has commenced a Phase II review of the proposed joint venture with 3 Italia in Italy, in line with the E.U. Merger Regulation (139/2004).

This decision was widely expected in the context of the Commission’s approach to in-country telecoms mergers. It does not in any way pre-judge or prejudice the final outcome of the Commission’s consideration of the transaction. VimpelCom expects that the transaction will complete around the end of 2016, subject to regulatory approvals. WIND Italy and 3 Italia will continue to operate separately pending completion.

MOBILINK AND WARID TELECOM MERGER RECEIVES FIRST REGULATORY APPROVAL FROM CCP

The Competition Commission of Pakistan (“CCP”) has approved the merger of Mobilink and Warid Telecom. This approval is the first of four required approvals from local regulatory bodies, including the Pakistan Telecommunication Authority (“PTA”), the Securities and Exchange Commission Pakistan (“SECP”) and the State Bank of Pakistan (“SBP”). The transaction is expected to close around the end of 2Q 2016, subject to fulfillment of relevant regulatory processes in Pakistan and the satisfaction of customary closing conditions.

GTH ISSUED BONDS TOTALLING USD 1.2 BILLION GUARANTEED BY VIMPELCOM HOLDINGS TO REFINANCE ITS’ SHAREHOLDER LOAN

On April 26, 2016, VimpelCom successfully priced a USD 1.2 billion dual tranche bond offering. The USD 500 million 6.25% Senior Notes due April 2020 and the USD 700 million 7.25% Senior Notes due April 2023 were issued by GTH Finance B.V., a wholly owned subsidiary of Global Telecom Holding S.A.E. (“GTH”), and guaranteed by VimpelCom Holdings B.V. Proceeds of the offering were loaned to and used by GTH to repay the shareholder loan from VimpelCom Amsterdam B.V., and will be used by VimpelCom for general corporate purposes.

TELENOR PREFERENCE SHARES IN VIMPELCOM REDEEMED; CHANGE IN SHARE OWNERSHIP

As previously disclosed, Telenor did not give notice to the Company of an intention to convert its 305,000,000 voting preferred shares. The preferred shares have been redeemed by VimpelCom at a redemption price of USD 0.001 per share and are no longer outstanding. As a result, currently Telenor´s voting and economic stake in

VimpelCom is 33%. On April 1, 2016, L1T VIP Holdings S.a.r.l. and Letterone Investment Holdings S.A. filed an amendment to their Schedule 13D to announce the transfer of 145,947,562 VimpelCom American Depositary Shares (representing approximately 8.3% of VimpelCom’s total outstanding common shares) to Stichting Administratiekantoor Mobile Telecommunications Investor. As a result, LetterOne currently holds voting rights in VimpelCom equal to 47.9%.

SETTLEMENTS WITH THE SEC/DOJ/OM REGARDING UZBEKISTAN INVESTIGATION

On February 18, 2016, VimpelCom announced agreements with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”) relating to the previously disclosed investigations under the U.S. Foreign Corrupt Practices Act and relevant Dutch laws, pertaining to VimpelCom’s business in Uzbekistan and prior dealings with Takilant Ltd. The relevant agreements have been approved by the authorities and relevant courts. As part of the agreements, VimpelCom paid fines and disgorgements to the SEC, DOJ and OM in an aggregate amount of USD 795 million. VimpelCom has agreed to a deferred prosecution agreement with the DOJ, a consent with the SEC, and a settlement agreement with the OM. In addition, VimpelCom’s subsidiary in Uzbekistan, Unitel LLC, has entered into a guilty plea with the DOJ. VimpelCom has also agreed to oversight by an independent compliance monitor to promote continued, and regular, compliance enhancements across the Company and its subsidiaries. VimpelCom’s cooperation in the investigation and actions in rapidly resolving this matter, together with substantial upgrades to its compliance program, have been recognized by the authorities in the agreements.

NEW CEO APPOINTED IN ALGERIA

VimpelCom announced a new CEO of Optimum Telecom Algeria (“OTA”), a company operating under the Djezzy brand name on May 12, 2016. Tom Gutjahr will join on July 1, 2016 in order to lead Djezzy’s digital transformation while leveraging its strong position in the local market. Tom has extensive experience of leading telecommunications companies in frontier markets. Prior to joining VimpelCom, Tom served as CEO of Airtel Uganda, and previously worked at Djezzy in senior roles from 2005 to 2008.

VimpelCom Ltd. 1Q 2016 | 3

GROUP PERFORMANCE 1Q 2016

•	Revenue showed increasing organic growth of 4% YoY

•	Underlying EBITDA organically increased by 2% YoY. Reported EBITDA declined 19% YoY mainly due to currency headwinds and exceptional items of USD 40 million related to performance transformation

•	Reported net income of USD 189 million, of which USD 38 million from continued operations

FINANCIALS BY BUSINESS UNIT

USD mln	1Q16	1Q15	Reported YoY	Organic YoY	Forex and Other
Total revenue	2,023	2,312	(12%)	4%	(16%)
Russia	890	1,067	(17%)	0%	(17%)
Emerging markets	710	724	(2%)	6%	(7%)
Eurasia	436	552	(21%)	5%	(26%)
HQ and eliminations	(13)	(31)	n.a.	n.a.	n.a.
EBITDA	758	938	(19%)	(2%)	(17%)
Russia	324	421	(23%)	(8%)	(15%)
Emerging markets	345	326	6%	15%	(9%)
Eurasia	218	265	(18%)	8%	(26%)
HQ and eliminations	(129)	(74)	n.a.	n.a.	n.a
EBITDA margin	37.5%	40.6%	(3.1p.p.)
EBITDA underlying	799	945	(15%)	2%
Russia	325	421	(23%)	(7%)
Emerging markets	353	333	6%	15%
Eurasia	215	265	(19%)	7%
HQ and eliminations	(94)	(74)	27%	n.a.
EBITDA margin underlying	39.5%	40.9%	(1.4p.p.)	(0.8p.p.)

Total Group revenue for 1Q 2016 decreased 12% to USD 2 billion due to adverse currency movements, while it increased organically 4% YoY, driven by positive performance in Pakistan, Bangladesh, Ukraine and Uzbekistan, partially offset by negative performance in Kazakhstan. Service revenue increased 3% YoY organically, due to strong growth in mobile data revenue of 27% YoY on an organic basis. Total mobile customers decreased by 0.9 million to 194 million at the end of 1Q 2016, mainly due to the impact of regulation of the telecom industry in Pakistan, requiring operators to block unverified SIMs in 2Q 2015. Excluding this effect, the Group customer base would have grown by 4.7 million YoY.

In Russia, total revenue was organically stable YoY with the reduction in fixed-line service revenue being offset by growth in mobile service revenue and increased sales of equipment and accessories. Fixed-line service revenue decreased by 11% YoY to RUB 10.9 billion mainly as a result of a change in B2B contracts from U.S. dollar to ruble and a reduction in low-margin traffic. Mobile service revenue increased organically 1% YoY, driven by 19% YoY growth in mobile data revenue to RUB 12.2 billion and growing interconnect revenue, partially offset by decreasing voice revenue.

Beeline’s mobile customer base expanded by 4% to 57.7 million YoY mainly as a result of sales through the Svyaznoy retail channel and increased number of mono-brand stores.

In Emerging markets, total revenue increased organically 6% YoY in 1Q 2016, driven by strong results in Bangladesh and Pakistan, while in Algeria total revenue was organically stable YoY. This business unit continues to see customer growth, with 4.9 million customers added YoY, excluding the impact of unverified SIMs blocking in Pakistan in 2Q 2015 of 5.6 million customers. In Algeria, service revenue was organically stable YoY in 1Q 2016, as the decrease in voice revenue was offset by growth in data, content and interconnect revenue. In Pakistan, service revenue organically increased 12% YoY, mainly as a result of 80% YoY growth in mobile data revenue and strong growth in mobile financial service revenue of 55% YoY. In Bangladesh, service revenue organically grew by 6% YoY, driven by a strong growth in mobile data revenue of 60% YoY and a 3% YoY increase in voice revenue.

Total revenue in Eurasia increased organically 5% YoY, mainly driven by service revenue growth in Ukraine and Uzbekistan, partially offset by a decline in service revenue in Kazakhstan. In Ukraine, service revenue grew organically 13% YoY, as a result of the strong growth of mobile data revenue resulting from the successful launch of 3G from 2Q

VimpelCom Ltd. 1Q 2016 | 4

2015 onwards. In Uzbekistan, service revenue organically increased 15% YoY primarily as a result of the impact of Beeline’s price plans being denominated in U.S. dollars together with increased interconnect revenue and mobile data revenue growth. In Kazakhstan, service revenue organically decreased 7% YoY, driven by a 12% decline in mobile service revenue, partially offset by 29% YoY growth in fixed-line service revenue. Mobile service revenue organically decreased due to increased competition and a 38% YoY reduction in mobile termination rates (MTR) to KZT 5 from KZT 8. Excluding this reduction in MTR, mobile service revenue would have declined by only 4% YoY.

Reported Group EBITDA in 1Q 2016 declined to USD 758 million due to currency headwinds and exceptional items of USD 40 million, excluding which, underlying EBITDA was USD 799 million, an organic increase of 2% YoY.

The exceptional items primarily relate to the Group-wide performance transformation program.

In 1Q 2015, VimpelCom recognized exceptional items totaling USD 7 million, due to the SIM verification costs in Pakistan.

The reconciliation table for EBITDA and underlying EBITDA is set forth in Attachment D.

In Russia, EBITDA decreased organically 8% YoY mainly due to the fixed-line revenue decrease, the negative impact of the depreciation of the ruble, which impacted roaming and interconnect costs, increased distribution costs due to the growth of mono-brand stores, increased subsidies on data devices and one-off bad debt costs due to sub-optimal design and execution of certain prepaid bundles.

Emerging markets showed underlying EBITDA organic growth of 15% YoY driven by revenue growth and continued cost efficiency initiatives. In Algeria, underlying EBITDA increased 9% YoY due to the favorable change in interconnect rates and the impact of the performance transformation program. In Pakistan, underlying EBITDA increased organically by 20% YoY with a similar increase in Bangladesh of 26% YoY, both being driven by revenue growth and the impact of performance transformation initiatives on costs.

Eurasia reported an organic growth of 7% YoY in underlying EBITDA in 1Q 2016, mainly driven by strong revenue performance in Ukraine and Uzbekistan, partially offset by a decline in Kazakhstan. In Ukraine, underlying EBITDA increased organically by 42% YoY and in Uzbekistan by 7% YoY, driven by higher revenue. In Kazakhstan, underlying EBITDA decreased 24% YoY organically, mainly due to the revenue decline, increased service costs as a result of increased mobile off-net traffic and the negative impact on costs as a result of the devaluation of the Kazakh tenge, as well as increased network costs and general and administrative expenses.

VimpelCom Ltd. 1Q 2016 | 5

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES

USD mln	1Q16	1Q15	YoY
Total revenue	2,023	2,312	(12%)
Service revenue	1,953	2,260	(14%)
EBITDA	758	938	(19%)
EBITDA margin	37.5%	40.6%	(3.1p.p.)
Depreciation and amortization and other	(454)	(630)	(28%)
EBIT	304	308	(1%)
Financial income and expenses	(168)	(215)	(22%)
Net foreign exchange (loss)/gain and others	19	(101)	(119%)
Profit/(loss) before tax	155	(8)	n.m
Income tax expense	(117)	(80)	46%
Profit/(loss) from continued operations	38	(88)	n.m
Profit/(loss) from discontinued operations	197	261	(24%)
Net income/(loss) attributable to VimpelCom shareholders	189	184	3%

	1Q16	1Q15	YoY
Capex expenditures	195	264	(26%)
Capex expenditures excl licenses	151	210	(28%)
LTM Capex excl licenses/revenue	18%	20%

EBIT was stable YoY in 1Q 2016 at USD 304 million as a result of lower depreciation, amortization and impairments, which offset the negative effect of FOREX movements on reported EBITDA. Depreciation and amortization decreased YoY as a result of both depreciating currencies and the recording in 1Q 2015 of USD 98 million of impairments related to Ukraine and Armenia, while the impairment charges in 1Q 2016 were only USD 8 million.

Profit before tax increased YoY to USD 155 million as a result of lower financial expenses and foreign exchange gains recorded in 1Q 2016, while the Company recorded foreign exchange losses last year. The lower financial expenses in 1Q 2016 compared to 1Q 2015 reflects the completion of USD bond tender offer in early 2Q 2015.

Income tax expenses increased YoY in 1Q 2016 to USD 117 million due to both the change in the tax regime in Uzbekistan which caused the effective tax rate in that country to exceed 50% and improved results in the Emerging markets business unit.

Profit from discontinued operations decreased to USD 197 million in 1Q 2016, due to the fact that in 1Q 2015 the Company recorded a one-off gain of USD 322 million from a tower sale in Italy. Excluding this extraordinary item, the profit from discontinued operations improved YoY mainly due to the fair valuation of the call options embedded in the bonds and significantly lower financial expenses as a result of the refinancing of WIND Italy.

Net income attributable to VimpelCom shareholders was USD 189 million, which was negatively impacted by exceptional items amounting to USD 40 million in 1Q 2016.

Capex decreased 26% YoY to USD 195 million in 1Q 2016 due to currency depreciation and a USD 98 million reduction in network inventory and construction-in-progress. The Company will maintain its strategy of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia and Italy and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine.

VimpelCom Ltd. 1Q 2016 | 6

FINANCIAL POSITION & CASH FLOW

USD mln	1Q16	4Q15	QoQ
Total assets	33,969	33,854	0%
Shareholders’ equity	4,045	3,765	7%
Gross debt	9,686	9,544	1%
Net debt	6,407	5,496	17%
Net debt / underlying LTM EBITDA	1.7	1.4

USD mln	1Q16	1Q15	YoY
Net cash from / (used in) operating activities	(238)	(764)	526
from continued operations	(361)	(876)	515
from discontinued operations	123	112	11
Net cash from / (used in) investing activities	(551)	50	(601)
from continued operations	(360)	(480)	120
from discontinued operations	(191)	530	(721)
Net cash from / (used in) financing activities	26	1,137	(1,111)
from continued operations	36	1,646	(1,610)
from discontinued operations	(10)	(509)	500

Gross debt increased 1% QoQ mainly due to currency appreciation against the USD in 1Q 2016.

Net debt increased 17% QoQ, mainly due to a decrease in cash and cash equivalents as a result of the USD 795 million payment of fines and disgorgements in relation to agreements with the SEC, DOJ and OM.

Net cash used in operating activities was significantly influenced by exceptional payments in each period. In 1Q 2015, the completion of the Algerian transaction resulted in payments to the Bank of Algeria of USD 1,060 million, to Cevital of USD 50 million and withholding tax of USD 202 million related to the pre-closing dividend; in addition USD 7 million payments related to SIM verification in Pakistan. In 1Q 2016, the figure reflects the payment of USD 795 million of fines and disgorgements in relation to agreements with the SEC, DOJ and OM, related legal costs of USD 10 million and USD 44 million cash out mostly related to performance transformation initiatives. Excluding these exceptional payments, the underlying net cash from operating activities would have improved by USD 56 million with an inflow of USD 555 million in 1Q 2015 increasing to USD 611 million in 1Q 2016.

Net cash flow used in investing activities decreased YoY mainly due to net proceeds from a tower sale in Italy in 1Q 2015 of USD 750 million.

Net cash used in financing activities decreased YoY. In 1Q 2015, it included the net sale proceeds of USD 2.3 billion from closing the transaction in Algeria and a drawdown under the loan facility in Algeria for USD 0.6 billion, partially offset by debt repayments of USD 1.6 billion.

VimpelCom Ltd. 1Q 2016 | 7

COUNTRY PERFORMANCE - 1Q 2016

• Russia
• Algeria

• Pakistan	Emerging markets

• Bangladesh

• Ukraine

• Kazakhstan	Eurasia

• Other

VimpelCom Ltd. 1Q 2016 | 8

FINANCIALS BY COUNTRY

USD mln	1Q16	1Q15	Reported YoY	Organic YoY
Service revenue	1,953	2,260	(14%)	3%
Russia	852	1,036	(18%)	(1%)
Algeria	276	320	(14%)	(0%)
Pakistan	257	236	9%	12%
Bangladesh	153	145	6%	6%
Ukraine	135	151	(10%)	12%
Kazakhstan	79	164	(51%)	(7%)
Uzbekistan	165	167	(1%)	15%
Kyrgyzstan	31	38	(18%)	(0%)
Armenia	22	26	(16%)	(14%)
Tajikistan	19	26	(27%)	(27%)
Georgia	10	14	(30%)	(17%)
HQ and eliminations	(47)	(62)	n.a.	n.a.
EBITDA reported	758	938	(19%)	(2%)
Russia	324	421	(23%)	(8%)
Algeria	158	169	(6%)	9%
Pakistan	116	96	21%	25%
Bangladesh	70	60	18%	19%
Ukraine	71	63	13%	43%
Kazakhstan	31	81	(61%)	(26%)
Uzbekistan	100	105	(4%)	11%
Kyrgyzstan	17	21	(16%)	2%
Armenia	8	9	(13%)	(11%)
Tajikistan	12	14	(15%)	(15%)
Georgia	2	2	(4%)	14%
HQ and eliminations	(152)	(102)	n.a.	n.a.
EBITDA Underlying	799	945	(15%)	2%
Russia	325	421	(23%)	(7%)
Algeria	158	169	(6%)	9%
Pakistan	119	103	16%	20%
Bangladesh	75	60	25%	26%
Ukraine	71	63	12%	42%
Kazakhstan	32	81	(60%)	(24%)
Uzbekistan	97	105	(7%)	7%
Kyrgyzstan	17	21	(16%)	2%
Armenia	8	9	(13%)	(11%)
Tajikistan	12	14	(15%)	(15%)
Georgia	2	2	0%	18%
HQ and eliminations	(118)	(102)	n.a.	n.a.

Note: HQ and eliminations in “financials by countries” differ from the “financials by business unit” due to eliminations within business unit.

VimpelCom Ltd. 1Q 2016 | 9

RUSSIA

RUB mln	1Q16	1Q15	YoY
Total revenue	66,297	66,276	0%
Mobile service revenue	52,620	52,148	1%
Fixed-line service revenue	10,862	12,200	(11%)
EBITDA	24,159	26,130	(8%)
EBITDA underlying	24,212	26,130	(7%)
EBITDA margin	36.4%	39.4%	(3.0 p.p.)
EBITDA margin underlying	36.5%	39.4%	(2.9 p.p.)
Capex excl licenses	3,181	5,179	(39%)
LTM Capex excl licenses /revenue	18%	19%	(1.0 p.p)
Mobile
Total revenue	55,371	54,024	2%
- of which mobile data	12,188	10,204	19%
Customers (mln)	57.7	55.7	4%
- of which data users (mln)	32.6	31.0	5%
ARPU (RUB)	291	300	(3%)
MOU (min)	315	303	4%
Data usage (MB)	1,931	1,483	30%
Fixed-line
Total revenue	10,926	12,252	(11%)
Broadband revenue	2,811	3,168	(11%)
Broadband customers (mln)	2.2	2.3	(4%)
Broadband ARPU (RUB)	422	459	(8%)

The macro-economic slowdown and weakened ruble continued to negatively impact revenue growth and profitability in Russia. In addition, the company saw signs of increasing competition during the first quarter.

Beeline’s mobile customer base expanded 4% YoY to 57.7 million in 1Q 2016 mainly as a result of sales through the Svyaznoy retail channel and an increased number of mono-brand stores, representing the sixth consecutive quarter of year on year customer growth. Annualized churn increased eight percentage points YoY to 64%. NPS was stable, positioning Beeline on par among the three largest operators.

Total service revenue in 1Q 2016 declined 1% YoY to RUB 63.5 billion, as a result of a decline in fixed-line service revenue. At the same time, mobile service revenue increased 1% YoY to RUB 52.6 billion, driven by 19% YoY growth in mobile data revenue to RUB 12.2 billion and growing interconnect revenue. The increase in mobile data revenue was attributable to the active bundle promotion and customer traffic growth, although this was partially offset by lower voice and roaming revenue due to an average price per minute reduction as existing customers continued to migrate to the company’s current price plans.

Fixed-line service revenue decreased by 11% YoY to RUB 10.9 billion mainly as a result of a change in B2B contracts from U.S. dollar to ruble and a reduction in low-margin traffic.

In Russia, EBITDA decreased organically 8% YoY mainly due to the fixed-line revenue decrease, the negative impact of the depreciation of the ruble, which impacted roaming and interconnect costs, increased distribution costs due to the growth of mono-brand stores, increased subsidies on data devices and one-off bad debt costs due to sub-optimal design and execution of certain prepaid bundles. The decline was partly offset by cost savings as a result of the performance transformation initiatives. The company booked RUB 53 million in costs related to the performance transformation program in 1Q 2016. Excluding the negative effect of the weakening ruble, EBITDA would have decreased by 6% YoY.

In March 2016, Beeline launched Russia’s first mobile virtual network operator (MVNO) service for migrants in partnership with SIM TELECOM. As part of the agreement, VimpelCom acquired a 50.3% controlling interest in SIM TELECOM, which will become a fully-fledged MVNO within VimpelCom’s network in Russia.

Furthermore, Beeline successfully launched a fixed mobile convergence offer, introducing a bundle combining mobile and fixed-broadband services.

Capex including licenses decreased 35% YoY to RUB 3.6 billion, due to phasing and capital efficiency improvements, mainly as a result of savings from centralizing the VimpelCom Group’s procurement. The capex to revenue for 1Q 2016 for the last twelve months (“LTM”) was 18%.

VimpelCom Ltd. 1Q 2016 | 10

ALGERIA

DZD bln	1Q16	1Q15	YoY
Total revenue	30.0	30.0	0%
Mobile service revenue	29.7	29.8	(0%)
of which mobile data	1.7	0.7	135%
EBITDA	17.1	15.7	9%
EBITDA Underlying	17.1	15.7	9%
EBITDA margin	56.8%	52.3%	4.4 p.p.
EBITDA Underlying margin	56.8%	52.3%	4.4 p.p.
Capex excl licenses	2.9	4.2	(32%)
LTM Capex excl licenses/revenue	14%	23%	(9.0 p.p.)
Mobile
Customers (mln)	16.7	17.1	(2%)
- of which mobile data customers (mln) [1]	4.3	1.8	134%
ARPU (DZD)	583	566	3%
MOU (min)	348	344	1%
Data usage (MB)	295	208	42%

1)	Data customers were restated in order to comply with VimpelCom Group definition

Djezzy continued to implement its transformation program in 1Q 2016 which will be its main focus of this year. In 1Q 2016 there is a clear YoY improvement in the revenue trend, however the market remains challenging with ongoing aggressive price competition and device promotions. The company will focus its transformation program on commercial recovery and expects stabilization of its customer base.

Djezzy’s service revenue stood at DZD 29.7 billion, down 5% QoQ and almost stable YoY, as growth in data, content and interconnect revenues compensated for a decline in voice revenue. Djezzy continued to face high value customer churn, while ARPU was positively affected by an additional calendar day in February 2016. Data revenue continued its strong growth, doubling YoY, due to the higher usage and substantial increase in data customers as a result of the 3G roll-out.

Interconnect revenue growth was a result of a change in interconnection rates in 3Q 2015 which is favorable for Djezzy as it partially reduced the asymmetry on the rates. The national incoming interconnect rate increased from DZD 0.96 to DZD 1.1 and outgoing interconnect rate decreased from DZD 2.2 to DZD 1.8-1.9.

The customer base continued to decline 2% YoY to 16.7 million in 1Q 2016, as a result of price competition and a gap versus competitors in 3G roll-out.

In 1Q 2016, EBITDA increased 9% YoY to DZD 17.1 billion due to the favorable change in interconnect rates and the positive impact of the performance transformation program. EBITDA margin remained robust at 57%.

Djezzy continued its investments in its high-speed 3G network and 2G network modernization. In 1Q 2016, Capex excluding licenses was DZD 2.9 billion, a 32% decrease YoY due to the intensive roll-out of 3G in 2015 while the capex to revenue ratio for LTM was at 14%. In November 2015, Djezzy received approval to roll-out 3G to all regions in Algeria by the end of 2016 compared to the initial license condition not to do so until 2017. In 1Q 2016, Djezzy launched 3G in five new regions and, as a result, Djezzy’s 3G network covered 60% of the country’s population at the end of 1Q 2016 with 75% population coverage planned for the end of 4Q 2016.

Djezzy completed the tender for 4G/LTE frequencies with an April 2016 submission date. This process was only open to existing Mobile National Operators (“MNO’s”) and an award is expected in 2Q 2016 with 4G/LTE access planned for commercial launch in 3Q 2016.

VimpelCom Ltd. 1Q 2016 | 11

PAKISTAN

PKR bln	1Q16	1Q15	YoY
Total revenue	28.6	25.3	13%
Mobile service revenue	27.0	24.0	12%
of which mobile data	3.4	1.9	80%
EBITDA	12.2	9.7	25%
EBITDA Underlying	12.5	10.4	20%
EBITDA margin	42.6%	38.5%	4.1 p.p.
EBITDA Underlying margin	43.8%	41.3%	2.5 p.p.
Capex excl licenses	1.3	2.6	(51%)
LTM Capex excl licenses /revenue	22%	32%	(10.4 p.p)
Mobile
Customers (mln)	38.1	38.2	(0.2%)
- of which mobile data customers (mln)	18.3	14.8	24%
ARPU (PKR)	234	203	15%
MOU (min)	692	559	24%
Data usage (MB)	297	298	0%

Mobilink’s market position continued to improve in 1Q 2016, demonstrating strong performance with double-digit YoY growth.

In 1Q 2016, Mobilink’s revenue increased 13% YoY and mobile service revenue increased 12% YoY to PKR 27 billion. This was a result of growth observed in all revenue streams, but primarily in data revenue, which grew 80% YoY. This development was driven by successful data monetization initiatives, data devices promotions and 3G network expansion.

Data monetization initiatives included attractive bundle offers and unification of the tariff portfolio. In addition, Mobilink has launched several new data services to drive network usage, including entertainment services such as Mobilink TV and Mobistream.

In order to stimulate the growth of smartphone penetration in 1Q 2016, Mobilink continued to promote co-branded devices from low end feature phones to high end smartphones and tablets under the ‘Jazz X’ brand. Mobilink also invested in its distribution capabilities through launching mono-brand stores and establishing strategic partnerships with leading handset suppliers.

The company now offers 3G in over 300 cities in Pakistan, many of which previously had no access to broadband services. As a result, Mobilink continues to lead the market with over 18.3 million mobile data customers, of which 8.5 million are 3G data customers.

Mobile Financial Services (MFS) revenue continued to show good growth momentum of 55% YoY due to an increase in over-the-counter (“OTC”) transactions and higher agents’ activity. As a result, MFS revenue now represents 3% of service revenue.

Mobilink’s customer base increased 5% QoQ in 1Q 2016, driven by distribution channel effectiveness, and continued focus on price simplicity and transparency for its customers. However, as a result of the blocking of unverified SIMs due to the SIM verification process, the customer base decreased 0.2% YoY to 38.1 million in 1Q 2016. The company sees data and voice monetization as the key priorities, underpinned by a focus on improving network quality of service and NPS.

Underlying EBITDA margin increased 2.5 percentage points YoY to 43.8% in 1Q 2016, representing sustainable growth as a result of the above mentioned revenue increase.

Capex decreased to PKR 1.3 billion YoY in 1Q 2016, while the LTM capex to revenue ratio was 22%, as Mobilink continues to invest in its high-speed 3G network roll-out.

In November 2015, VimpelCom announced it had reached an agreement to merge Mobilink with Warid Telecom to create the leading high-speed mobile operator in Pakistan. In March 2016, the company received the approval from the Competition Commission of Pakistan, which is the first of four approvals from the local regulatory bodies required. The transaction is expected to close around the end of 2Q 2016 (subject to obtaining the outstanding approvals and the satisfaction of customary closing conditions).

VimpelCom Ltd. 1Q 2016 | 12

BANGLADESH

BDT bln	1Q16	1Q15	YoY
Total revenue	12.2	11.4	6%
Mobile service revenue	12.0	11.3	6%
of which mobile data	1.1	0.7	60%
EBITDA	5.5	4.6	19%
EBITDA Underlying	5.9	4.6	26%
EBITDA margin	45.3%	40.6%	4.7 p.p.
EBITDA Underlying margin	48.1%	40.6%	7.6 p.p.
Capex excl licenses	1.3	0.9	44%
LTM Capex excl licenses /revenue	23%	28%	(5.6 p.p)
Mobile
Customers (mln)	31.6	31.8	(0.7%)
- of which mobile data customers (mln)	14.4	12.9	12%
ARPU (BDT)	124	119	4%
MOU (min)	311	295	6%
Data usage (MB)	157	65	141%

Banglalink continued to demonstrate strong growth and an improving financial performance despite intense market competition in 1Q 2016. The main focus during the quarter was ongoing SIM verification. This government-mandated initiative started in Bangladesh in December 2015, and requires mobile phone operators to verify each customer using fingerprints in order to ensure authentic registration, proper accountability and increased security.

In 1Q 2016, Banglalink’s total revenue increased 6% YoY to BDT 12.2 billion, despite the negative impact from the imposition of 3% duty on mobile usage from July 2015 and an additional 1% surcharge from March 2016. The increase in revenue was mainly attributable to a 60% YoY increase in data revenue and a 3% YoY increase in voice revenue. The data revenue growth was driven by data usage increase of 141% YoY and growth in data users of 12% YoY supported by expanding 3G coverage and rising smartphone penetration while voice revenue rose mainly due to higher minutes of usage. Despite aggressive price competition, Banglalink’s ARPU increased 4% YoY mainly on the back of growing data usage and the additional calendar day in February 2016.

The customer base declined 1% YoY in 1Q 2016 as the introduction of strict identity verification procedures contributed to a slowdown of customer growth across the market. However, Banglalink is one of the leaders in this mobile security initiative, and managed to verify 72% of customers by the end of April 2016. This verification initiative will also provide a solid and secure customer base to develop new revenue from mobile services in e-commerce, content and payment solutions, following our digital leadership strategy.

In 1Q 2016, the company’s underlying EBITDA, excluding one-offs which were mainly related to restructuring costs for the performance transformation program, grew 26% YoY to BDT 5.9 billion driven by the revenue growth and performance transformation initiatives, particularly in human resources and maintenance costs. As a result, the underlying EBITDA margin grew to 48.1%.

Capex increased 44% YoY to BDT 1.3 billion in 1Q 2016, while the LTM capex to revenue ratio remained broadly stable at 23%. Banglalink continues to invest in high-speed data networks with 34% of the population covered by the 3G network at the end of 1Q 2016.

VimpelCom Ltd. 1Q 2016 | 13

UKRAINE

UAH mln	1Q16	1Q15	YoY
Total revenue	3,478	3,092	12%
Mobile service revenue	3,210	2,851	13%
Fixed-line service revenue	259	233	11%
EBITDA	1,830	1,278	43%
EBITDA underlying	1,810	1,278	42%
EBITDA margin	52.6%	41.3%	11.3 p.p.
EBITDA underlying margin	52.0%	41.3%	10.7 p.p.
Capex excl licenses	249	742	(66%)
LTM Capex excl licenses /revenue	22%	17%	5.3 p.p.
Mobile
Total operating revenue	3,220	2,859	13%
of which mobile data	496	281	76%
Customers (mln)	25	26	(3%)
of which data customers(mln)	10.3	11.3	(8%)
ARPU (UAH)	42	36	16%
MOU (min)	572	536	7%
Data usage	229	150	52%
Fixed-line
Total operating revenue	259	233	11%
Broadband revenue	148	117	26%
Broadband customers (mln)	0.8	0.8	(1%)
Broadband ARPU (UAH)	61	48	27%

Kyivstar continued to deliver strong results in 1Q 2016, despite a challenging macro-economic environment and weakening local currency. Furthermore, competition has intensified and the company expects this to increase going forward. Kyivstar continued to roll-out its 3G network in 1Q 2016, reaching more than 600 cities, towns and settlements, equivalent to 40% of the population. The company also benefited from a strong growth trend in mobile data usage which continued during the quarter. Finally, Kyivstar also maintained its NPS leadership position in the market.

Total service revenue increased 12% YoY to UAH 3.5 billion in 1Q 2016. Mobile service revenue grew 13% YoY to UAH 3.2 billion as a result of strong growth of mobile data revenue and successful commercial activities. Mobile data revenue experienced strong growth of 76% YoY driven by the continued 3G roll-out, active promotions of smartphones and data-oriented tariff plans.

Kyivstar´s mobile customer base decreased 3% YoY to 25.3 million in 1Q 2016, mainly as a result of increased competition, resulting in lower gross adds. On an annual basis, churn improved by two percentage points YoY to 20%.

Fixed-line service revenue increased 11% YoY to UAH 259 million, supported by fixed residential broadband (FTTB) revenue, which continued to outgrow the market, increasing 26% YoY, driven primarily by FTTB re-pricing.

EBITDA increased 43% YoY to UAH 1.8 billion in 1Q 2016 and EBITDA margin grew 11.3 percentage points YoY to 52.6%, driven by higher revenue, lower interconnect costs and lower structural opex, which was partially offset by an increase in frequency fees due to the 3G license, higher utility and rental costs, and a negative currency devaluation effect. EBITDA was positively impacted by a reversal of tax provisions and other one-off items of net UAH 22 million, while the company booked UAH 1.3 million related to the performance transformation program in 1Q 2016. Underlying EBITDA as adjusted for these exceptional items increased 42% YoY.

1Q 2016 Capex was UAH 249 million and the LTM capex to revenue ratio was 22%, with operating cash flow margin, defined as EBITDA less capex, at a strong level of 45% in 1Q 2016.

VimpelCom Ltd. 1Q 2016 | 14

KAZAKHSTAN

KZT mln	1Q16	1Q15	YoY
Total revenue	28,723	30,284	(5.2%)
Mobile service revenue	23,424	26,537	(12%)
Fixed-line service revenue	4,784	3,707	29%
EBITDA	11,119	14,981	(26%)
Underlying EBITDA	11,444	14,981	(24%)
EBITDA margin	38.7%	49.5%	(10.8 p.p.)
Underlying EBITDA margin	39.8%	49.5%	(9.6 p.p.)
Capex excl licenses	3,838	1,239	210%
LTM Capex excl licenses /revenue	16%	14%	1.2 p.p
Mobile
Total revenue	23,931	26,564	(10%)
- of which mobile data	5,775	5,456	6%
Mobile customers (mln)	9.2	9.6	(4%)
- of which mobile data customers (mln)	4.8	5.2	(6%)
Mobile ARPU (KZT)	806	898	(10%)
MOU (min)	299	273	10%
Data usage (MB)	1,010	414	144%
Fixed-line
Total revenue	4,792	3,720	29%
Broadband revenues	774	625	24%
Broadband customers (mln)	0.2	0.2	9%
Broadband ARPU (KZT)	3,332	2,942	13%

Beeline maintained its strong market position during the quarter and continued to gain EBITDA market share, due to its attractive value proposition, network and distribution. Competition remains intense, however, although the company continues to maintain its commercially rational pricing strategy. Beeline expects the competitive environment to remain challenging throughout 2016.

Total service revenue decreased 7% YoY to KZT 28.2 billion, due to a 12% YoY decline in mobile service revenue, partially offset by a 29% YoY growth in fixed-line service revenue.

The decrease in mobile service revenue to KZT 23.4 billion was driven by increased competition and a 38% YoY reduction in MTR to KZT 5 from KZT 8. Excluding the MTR reduction, mobile service revenue would have decreased by 4% YoY. Mobile data revenue increased 6% YoY, driven by strong growth in mobile data ARPU of 19% YoY to KZT 424.

ARPU decreased 10% YoY to KZT 806, mainly due to the MTR reduction and declining voice revenue, reflecting the competitive market, particularly in bundled tariff plans.

Mobile customers declined 4% YoY to 9.2 million as customers move more towards a single SIM as a result of increased bundle penetration, while annualized churn increased two percentage points to 58%.

The growth in fixed-line service revenue continued and was due to strong growth in FTTB revenue, B2O revenue as a result of new clients in 2015 and 50% YoY growth in termination revenue, mainly driven by KZT devaluation, as prices are quoted in FOREX.

EBITDA decreased 26% YoY to KZT 11.1 billion and EBITDA margin declined 10.8 percentage points to 38.7%, mainly due to the revenue decline, increased service costs as a result of increased mobile off-net traffic and the negative impact on costs as a result of the devaluation of the Kazakh tenge, as well as increased network costs and G&A expenses. EBITDA was negatively impacted in 1Q 2016 due to KZT 324 million in exceptional costs relating to the performance transformation costs. Underlying EBITDA, adjusted for the aforementioned exceptional costs decreased 24% YoY.

Capex was KZT 3.8 billion in 1Q 2016, and the LTM capex to revenue was 16% at the end of 1Q 2016. The number of 3G sites grew 18% YoY and 3G population coverage reached 65% at the end of the quarter.

VimpelCom Ltd. 1Q 2016 | 15

UZBEKISTAN

Mobile service revenue increased 15% YoY to UZS 465 billion mainly as a result of the impact of Beeline´s price plans being denominated in U.S. dollars, increased interconnect revenue and mobile data revenue growth. Mobile data revenue increased 7% YoY driven by 25% YoY growth in mobile data ARPU but was partially offset by a decrease in mobile data customers. Overall mobile ARPU increased 22% YoY. The customer base decreased 8% YoY to 9.5 million due to the launch of two new mobile operators in the market in 2015, with annualized churn increasing five percentage points to 53%. EBITDA increased 11% YoY to UZS 285 billion, with an EBITDA margin decline of 1.9 percentage points YoY to 60.8%. The increased customer tax to UZS 1,500 per customer from UZS 750 negatively impacted EBITDA margin by 6.4 percentage points. EBITDA was positively impacted by one-offs related to a partial reversal of a legal provision booked in 3Q 2015 of UZS 5.2 billion and bad debts of UZS 3.9 billion. Underlying EBITDA as adjusted for these exceptional items increased 7% YoY.

Capex was UZS 85 billion and the LTM capex to revenue was 12% as a result of an 18% YoY growth in 3G sites.

Going forward, Beeline expects competition to increase while new government tax measures will negatively impact EBITDA in 2016. The company aims to maintain its leading market position in Uzbekistan by focusing on customer retention and high value customers.

KYRGYZSTAN

Mobile service revenue was stable YoY at KGS 2.3 billion, as the growth in interconnect and mobile data revenue was offset by a decrease in voice revenue. The growth in interconnect revenue was driven by increased traffic and currency fluctuations. Mobile data revenue grew 4% YoY to KGS 304 million, with mobile data ARPU increasing by 6% YoY. Voice revenue declined as a result of the intense competition and weakening macroeconomic conditions.

The customer base decreased 6% YoY to 2.5 million due to the competitive environment, the increase in migration to Russia after Kyrgyzstan entered the Eurasian Customs Union (EACU) on August 6, 2015, and disconnections of unregistered customers due to the verification law. The company is the leader in NPS, strengthening its position due to its high quality network and attractive pricing. EBITDA increased by 2% and EBITDA margin increased by 1.3 percentage points YoY to 54.8%, driven by the increase in revenue and ongoing network cost optimization efforts.

ARMENIA

Service revenue decreased by 14% YoY to AMD 10.6 billion, due to declining mobile and fixed-line service revenue. Mobile service revenue decreased 9% YoY to AMD 4.8 billion, mainly due to declining voice revenue as a result of the continued weak macro-economic environment and decreasing international interconnect revenue. However, mobile data revenue grew by 12% YoY driven by the mobile customer base increasing 7% YoY as a result of the attractive value proposition and promotion of data bundles, resulting to a leading position in NPS and growth in customer market share. Churn improved four percentage points YoY to an annualized rate of 34%. Fixed-line service revenue decreased 17% YoY to AMD 5.8 billion, mainly due to a decline in voice revenue, a decrease in traffic termination revenue and a reduction in the fixed-line customer base.

EBITDA decreased 11% YoY to AMD 3.9 billion in a declining market, but the company gained EBITDA market share, while EBITDA margin increased by 0.6 percentage points to 35.8%. Although Capex decreased YoY due to phasing, the company strengthened its network. Furthermore, Beeline successfully launched fixed mobile convergence services, introducing a new prepaid bundle with a single bill for mobile voice, data and broadband.

TAJIKISTAN

The environment in Tajikistan remains challenging with increasing competition and currency headwinds. Mobile service revenue decreased 27% YoY to USD 19 million, mainly due to lower incoming international traffic as a result of fewer migrants living abroad due to the macro-economic slowdown in the region and a weakening local currency. Furthermore, mobile voice revenue decreased due to a growing proportion of on-net calls. Mobile data revenue decreased 32% YoY in the quarter due to suspensions of certain popular websites and social networks and a weakening currency. Although the customer base decreased 6% to 1.2 million in a declining market, the company outperformed the market and continued to improve its network quality through investment in new power supply systems. As a result, the company improved its NPS and is par with other operators in Tajikistan. EBITDA decreased 15% YoY to USD 11.8 million due to the revenue decline and EBITDA margin increased nine percentage points to 61.3% driven by lower international and local interconnect costs. Capex during the quarter was negative, due to an adjustment of USD 0.9 million related to Capex booked in December 2015.

VimpelCom Ltd. 1Q 2016 | 16

GEORGIA

The company’s total service revenue decreased by 17% YoY, as a result of a decrease in mobile service revenue, which declined by 7% YoY to GEL 25 million and the cancellation of fixed-line transit traffic. The decrease in mobile service revenue was caused by declining voice revenue as a result of increased competition. The mobile customer base decreased 4% YoY and churn increased due to tariff adjustments. Mobile data revenue grew 35% YoY, driven by the strong growth in mobile data customers as a result of the 4G/LTE launch in February 2015 and a 30% increase in mobile data ARPU. EBITDA increased 14% YoY and EBITDA margin increased 5.2 percentage points to 19.5%, driven by savings in business costs and structural opex and a one-off adjustment of GEL 0.2 million in 1Q 2016 related to guest roaming. Underlying EBITDA, adjusted for the aforementioned one-off in 1Q 2016, increased 18% YoY.

VimpelCom Ltd. 1Q 2016 | 17

ITALY (RECLASSIFIED AS AN ASSET HELD FOR SALE)

EUR mln	1Q16	1Q15	YoY
Total revenue	1,064	1,078	(1%)
Mobile service revenue	703	705	(0%)
Fixed-line service revenue	263	278	(5%)
EBITDA	381	406	(6%)
EBITDA margin	36%	38%	(1.9 p.p.)
Capex excl licenses	172.2	172.2	0.0%
LTM Capex excl licenses/revenue	18%	17%	0.3 p.p.
Mobile
Total revenue	796	781	2%
- of which mobile data	174	154	13%
Customers (mln)	20.9	21.4	(2%)
- of which data customers (mln)	11.6	10.9	6%
ARPU (EUR)	11	11	2%
MOU (min)	270	267	1%
Data usage (MB)	1,742	1,392	25%
Fixed-line
Total revenue	269	297	(10%)
Total voice customers (mln)	2.8	2.8	(2%)
ARPU (EUR)	27.3	27.9	(2%)
Broadband customers (mln)	2.3	2.2	3%
Broadband ARPU (EUR)	20.5	21.1	(3%)
Dual-play customers (mln)	2.1	2.0	7%

Total revenue in 1Q 2016 decreased 1.3% YoY to EUR 1.1 billion, driven by a decline in fixed-line revenue coupled with lower other revenue partially offset by a stabilization of mobile service revenue and a further increase in mobile handset sales, resulting from the growing success of WIND’s ‘Telefono Incluso’ bundles. Service revenue declined 1.7% YoY with an improving trend in the rates of YoY decline in both mobile and fixed-line.

In 1Q 2016, mobile service revenue was broadly stable YoY at EUR 703 million reflecting a further sequential improvement over previous quarters. Mobile data revenue continued to grow at double digit rates (13.0% YoY) reaching EUR 174 million, following a 6.4% increase in data users to 11.6 million, which now represents more than half of WIND’s total mobile customer base of 20.9 million.

Mobile ARPU in 1Q 2016 increased 1.5% YoY at EUR 11.0 confirming the signs of gradual market recovery seen throughout 2015. Data ARPU increased 5.6% YoY, more than offsetting the slight decline in the voice component, and now accounts for 43.5% of total ARPU.

In fixed-line, service revenue decreased 5.5% YoY to EUR 263 million mainly due to fixed to mobile substitution, which caused a double digit decline of voice volumes,

coupled with a further decrease in the indirect customer base of 27% YoY driven by WIND’s local loop unbundling (“LLU”) focused strategy. Additionally, in 1Q 2016, the company saw a growing preference by customers for lower monthly fee bundles including unlimited DSL and pay per use voice. The performance in voice was offset by solid result in fixed LLU broadband, with revenue up 4.5% to EUR 123 million driven by a broadband customer base increase of 3.3% YoY, with the dual-play component growing by a solid 7.4%.

WIND’s EBITDA in 1Q 2016 decreased 6.3% reaching EUR 381 million mainly due to the impact of the tower sale at the end of 1Q 2015 while EBITDA margin in 1Q 2016 was 35.8%. Excluding the tower sale, EBITDA decreased 3.2% YoY.

In 1Q 2016, WIND invested EUR 172 million in the expansion of the 4G/LTE network, which now covers 58% of the population, as well as increasing the capacity and coverage of the existing HSPA+ network.

In April 2016, WIND and Enel Open Fiber signed a strategic and commercial partnership for the development of the telecommunications ultra-broadband network across the entire country.

VimpelCom Ltd. 1Q 2016 | 18

CONFERENCE CALL INFORMATION

On May 12, 2016, VimpelCom will host an analyst & investor conference call on its 1Q 2016 results at 2:00 pm CET (1:00 pm BST). The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number: + 1 (877) 280 1254

Confirmation Code: 7526428

International call-in number: + 1 (646) 254 3388

Confirmation Code: 7526428

The conference call replay and the slide presentations webcast will be available until May 25, 2016. The slide presentation will also be available for download on VimpelCom’s website.

Investor and analyst call replay

US Replay Number: +1 (866) 932 5017

Confirmation Code: 9715424

UK Replay Number: 0 800 358 7735

Confirmation Code: 9715424

CONTACT INFORMATION

INVESTOR RELATIONS Bart Morselt ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	MEDIA AND PUBLIC RELATIONS Neil Moorhouse pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 1Q 2016 | 19

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things; the Company’s stated 2016 performance targets; future market developments and trends; expected synergies and timing of completion of the Italy joint venture and the Warid Telecom transaction; operational and network development and network investment, including expectations regarding the roll out and benefits of 4G/LTE in Russia and Italy, anticipated timing of roll-out and benefits from 3G services in Algeria, Pakistan and Ukraine and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets, government investigations or other regulatory actions and/or litigation with third parties, failure to satisfy or waive the conditions to completion of all or any of the Italy joint venture and the Warid Telecom transaction, failure to obtain the requisite regulatory approvals or the receipt of approvals on terms not acceptable to the parties to these transactions, failure of the expected benefits of the Italy joint venture and the Warid Telecom transaction to materialize as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies, and other risks beyond the parties’ control and failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM

VimpelCom (NASDAQ: VIP) is an international communications and technology company driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands.

Follow us on Twitter @VimpelCom

visit our blog @ blog.vimpelcom.com

go to our website @ http://www.vimpelcom.com

VimpelCom Ltd. 1Q 2016 | 20

CONTENT OF THE ATTACHMENTS

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2016.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 1Q 2016 | 21

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	1Q16	1Q15
Total operating revenues	2,023	2,312
of which other revenues	26	18
Operating expenses
Service costs, equipment and accessories	445	514
Selling, general and administrative expenses	820	860
Depreciation	332	398
Amortization	112	127
Impairment loss	8	98
Loss on disposals of non-current assets	2	7
Total operating expenses	1,719	2,004
Operating (profit)/ loss	304	308
Finance costs	180	227
Finance income	(12)	(12)
Other non-operating losses/(gains)	38	9
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	5	(16)
Net foreign exchange (gain)/ loss	(62)	108
Profit /(loss) before tax	155	(8)
Income tax expense	117	80
Profit/ (loss) from continued operations	38	(88)
Profit/ (loss) from discontinued operations	197	261
Profit/(loss) for the period	235	173
Non-controlling interest	(46)	11
The owners of the parent	189	184

VimpelCom Ltd. 1Q 2016 | 22

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	31 March 2016	31 December 2015
Assets
Non-current assets
Property and equipment	6,211	6,239
Intangible assets	2,170	2,224
Goodwill	4,358	4,223
Investments in associates and joint ventures	211	201
Deferred tax asset	150	150
Income Tax advances, non-current	17	28
Financial assets	175	164
Other non-financial assets	118	105
Total non-current assets	13,410	13,334
Current assets
Inventories	91	104
Trade and other receivables	700	677
Other non-financial assets	366	334
Current income tax asset	283	259
Other financial assets	287	395
Cash and cash equivalents	2,928	3,614
Total current assets	4,656	5,383
Assets classified as held for sale	15,902	15,137
Total assets	33,969	33,854
Equity and liabilities
Equity
Equity attributable to equity owners of the parent	4,045	3,765
Non-controlling interests	153	129
Total equity	4,198	3,894
Non-current liabilities
Debt	7,911	8,025
Other financial liabilities	70	70
Provisions	355	350
Other non-financial liabilities	81	95
Deferred tax liability	380	404
Total non-current liabilities	8,796	8,944
Current liabilities
Trade and other payables	1,508	1,768
Dividends payable to the owners and NCI	0	0
Debt	1,775	1,519
Other financial liabilities	233	174
Other non-financial liabilities	1,160	1,039
Current income tax payable	40	19
Provisions	197	1,020
Total current liabilities	4,914	5,539
Liabilities associated with assets held for sale	16,061	15,477
Total equity and liabilities	33,969	33,854

VimpelCom Ltd. 1Q 2016 | 23

ATTACHMENT A: VIMPELCOM LTD FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	1Q16	1Q15
Operating activities
Profit after tax	38	(88)
Income tax expenses	117	80
Profit before tax	155	(8)
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	332	398
Amortization	112	127
Impairment loss	8	98
Loss/(Gain) From disposal of non current assets	1	7
Finance income	(12)	(12)
Finance cost	180	227
Other non operating losses / (Gains)	37	11
Net foreign exchange loss / (gain)	(62)	108
Share of loss of associates and joint ventures	5	(16)
Movements in provisions and pensions	(816)	(1,148)
Changes in working capital	13	(74)
Net interest paid	(202)	(263)
Net interest received	12	11
Income tax paid	(125)	(342)
Changes due to discontinued operations from operating activity	123	112
Net cash from/(used in) operating activities	(238)	(764)
Proceeds from sale of property and equipment	2	5
Proceeds from sale of intangible assets	0	1
Purchase of property, plant and equipment	(338)	(362)
Purchase of licenses	(44)	(28)
Purchase of other intangible assets	(57)	(59)
Outflow for loan granted	(2)	(100)
Inflow from loan granted	0	2
Inflows/(outflows) from financial assets	2	61
Inflows/(outflows) from deposits	76	(0)
Acquisition of a subsidiary, net of cash acquired	0	0
Proceeds from sales of share in subsidiaries, net of cash	0	0
Receipt of dividends	—	0
Discontinued operations in investing activity	(191)	530
Net cash from/(used in) investing activities	(551)	50
Net proceeds from exercise of share options	0	1
Acquisition of non-controlling interest	—	—
Gross proceeds from borrowings	498	803
Fees paid for the borrowings	(7)	—
Repayment of borrowings	(456)	(1,425)
Dividends paid to equity holders	—	(0)
Proceeds from sale of treasury stock	—	—
Dividends paid to non-controlling interests	—	(57)
Proceeds from sale of non-controlling interests	—	2,325
Discontinued operations in financing activity	(10)	(509)
Net cash from/(used in) financing activities	26	1,137
Net increase/(decrease) in cash and cash equivalents	(763)	423
Cash and cash equivalent at beginning of period	3,614	6,342
Net foreign exchange difference related to continued operations	(1)	(266)
Net foreign exchange difference related to discontinued operations	10	—
Cash and cash equivalent reclassified as Held for Sale at the beginning of the period	314	—
Cash and cash equivalent reclassified as Held for Sale at the end of the period	(246)	—
Cash and cash equivalent at end of period	2,928	6,499

VimpelCom Ltd. 1Q 2016 | 24

ATTACHMENT B: DEBT OVERVIEW

AS AT MARCH 31, 2016

Type of debt	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date		Guarantor
VimpelCom Holdings B.V.
Notes	6.2546%	USD	349	349	01.03.2017		PJSC VimpelCom
Notes	7.5043%	USD	1,280	1,280	01.03.2022		PJSC VimpelCom
Notes	9.0000%	RUB	12,000	177	13.02.2018		PJSC VimpelCom
Notes	5.2000%	USD	571	571	13.02.2019		PJSC VimpelCom
Notes	5.9500%	USD	983	983	13.02.2023		PJSC VimpelCom
VimpelCom Amsterdam B.V.
Loan from AO Alfa Bank	1 month LIBOR plus 3.15%	USD	500	500	17.04.2017		VimpelCom Holdings B.V.
Loan from AO Alfa Bank	1 month LIBOR plus 3.15%	USD	500	500	03.05.2017		VimpelCom Holdings B.V.
Loan from China Development Bank Corporation	6 month LIBOR plus 3.3%	USD	415	415	21.12.2020		PJSC VimpelCom
Loan from HSBC Bank plc	1.7200%	USD	206	206	31.07.2022		EKN, PJSC VimpelCom
PJSC VimpelCom
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.1250%	USD	499	499	30.04.2018		None
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	651	651	02.02.2021		None
Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.2500%	USD	266	266	23.05.2016		None
RUB denominated bonds	10.0000%	RUB	15,052	223	08.03.2022	*	None
RUB denominated bonds	11.9000%	RUB	25,000	370	03.10.2025	**	None
Loan from Sberbank	12.7500%	RUB	43,929	650	11.04.2018		None
Loan from Sberbank	12.7500%	RUB	13,889	205	29.05.2017		None
Loan from Sberbank	11.5500%	RUB	30,000	444	29.06.2018		None
Loan from HSBC Bank plc, Nordea Bank AB (publ)	3 month MOSPRIME plus 1.0%	RUB	2,962	44	30.04.2019		EKN
Pakistan Mobile Communications Limited (“PMCL”)
Loan from Habib Bank Limited	6 months KIBOR + 1.15%	PKR	4,500	43	16.05.2019		None
Syndicated loan via MCB Bank Limited	3 months KIBOR + 1.25%	PKR	3,500	33	28.11.2017		None
Syndicated loan via MCB Bank Limited	6 months KIBOR + 1.25%	PKR	7,000	67	16.05.2019		None
Loan from United Bank Limited	6 months KIBOR + 1.10%	PKR	4,000	38	16.05.2021		None
Sukuk Certificates	3 months KIBOR + 0.88%	PKR	6,900	66	22.12.2019		None
Syndicated loan via Allied Bank Limited	6 months KIBOR + 1.00%	PKR	3,619	35	26.11.2018		None
Banglalink Digital Communications Ltd. (“BDC”)
Senior Notes	8.6250%	USD	300	300	06.05.2019		None
Omnium Telecom Algeria SpA
Syndicated Loan Facility	Bank of Algeria Re-Discount Rate + 2.0%	DZD	50,000	461	30.09.2019		None
Other loans, equipment financing and capital lease obligations				310

*	Subject to investor put option at March 17, 2017
**	Subject to investor put option at October 13, 2017

Note: the table does not include USD 1.2 billion of indebtedness as a result of the issuance of bonds by GTH Finance B.V. in April 2016.

VimpelCom Ltd. 1Q 2016 | 25

ATTACHMENT C: COUNTRY DETAILS

CUSTOMERS

	Mobile			Fixed-line broadband
million	1Q16	1Q15	YoY	1Q16	1Q15	YoY
Russia	57.7	55.7	4%	2.2	2.3	(4%)
Algeria	16.7	17.1	(2%)	—	—	—
Pakistan	38.1	38.2	(0%)	—	—	—
Bangladesh	31.6	31.8	(1%)	—	—	—
Emerging markets	86.3	87.1	(1%)	—	—	—
Ukraine	25.3	26.1	(3%)	0.8	0.8	(1%)
Kazakhstan	9.2	9.6	(4%)	0.2	0.2	9%
Uzbekistan	9.5	10.4	(8%)	0.00	0.01	(100%)
Armenia	0.8	0.8	7%	0.1	0.2	(5%)
Tajikistan	1.2	1.3	(6%)	—	—	—
Georgia	1.2	1.3	(4%)	—	—	—
Kyrgystan	2.6	2.7	(6%)	—	—	—
Eurasia	49.8	52.1	(4%)	1.2	1.2	(1%)
Laos	0.2	0.2	4%	—	—
Total	194.0	195.1	(1%)	3.4	3.5	(3%)
Italy	20.9	21.4	(2%)	2.3	2.2	3%

UZBEKISTAN

UZS bln	1Q16	1Q15	YoY
Total revenue	469	409	15%
Mobile service revenue	465	405	15%
of which mobile data	90	84	7%
Fixed-line service revenue	3	3	4%
EBITDA	285	257	11%
EBITDA margin	61%	63%	(1.9 p.p.)
Capex excl licenses	85	(0)	n.m.
LTM Capex excl licenses /revenue	12%	8%	4.0 p.p
Mobile
Customers (mln)	9.5	10.4	(8%)
Of which mobile data customers	4.4	5.2	(16%)
ARPU (UZS)	15,877	12,883	23%
MOU (min)	472	498	(5%)
Data usage (MB)	218	154	42%

ARMENIA

AMD mln	1Q16	1Q15	YoY
Total revenue	11,010	12,528	(12%)
Mobile service revenue	4,847	5,355	(9%)
- of which mobile data	709	633	12%
Fixed service revenue	5,774	6,943	(17%)
EBITDA	3,942	4,415	(11%)
EBITDA margin	36%	35%	0.6 p.p
Capex excl licenses	247	975	(75%)
LTM Capex excl licenses /revenue	14%	12%	2.2 p.p.
Mobile
Customers (mln)	0.8	0.8	7%
-of which mobile data customers	0.4	0.4	5%
ARPU (USD)	1,861	2,229	(16%)
MOU (min)	335	341	(2%)
Data usage(MB)	1,504	1,248	21%

VimpelCom Ltd. 1Q 2016 | 26

TAJIKISTAN

USD mln	1Q16	1Q15	YoY
Total revenue	19	26	(27%)
Mobile service revenue	19	26	(27%)
- of which mobile data	1	1	(32%)
EBITDA	12	14	(15%)
EBITDA margin	61.3%	52.8%	8.5 p.p
Capex excl licenses	(0)	0	n.m.
LTM Capex excl licenses/revenue	13%	12%	1.3 p.p
Mobile
Customers (mln)	1.2	1.3	(6%)
- of which mobile data customers (mln)	0.5	0.5	3%
ARPU (USD)	5.4	6.8	(20%)
MOU (min)	279	263	6%
Data usage (MB)	265	89	199%

GEORGIA

GEL mln	1Q16	1Q15	YoY
Total revenue	25	30	(17%)
Mobile service revenue	25	26	(7%)
-of which mobile data	1	1	35%
Fixed-line service revenue	0	3	(100%)
EBITDA	5	4	14%
EBITDA margin	19%	14%	5.2 p.p
Capex excl licenses	3	7	(57%)
LTM Capex excl licenses /revenue	39%	26%	12.9 p.p
Mobile
Customers (mln)	1.2	1.3	(4%)
-data customers	0.4	0.5	(3%)
ARPU (GEL)	6	7	(7%)
MOU (min)	234	226	4%
Data usage (MB)	597	89	571%

KYRGYZSTAN

KGZ mln	1Q16	1Q15	YoY
Total revenue	2,332	2,340	(0%)
Mobile service revenue	2,316	2,318	(0%)
- of which mobile data	304	291	4%
EBITDA	1,279	1,253	2%
EBITDA margin	54.8%	53.6%	1.3 p.p
Capex excl licenses	152	168	(10%)
LTM Capex excl licenses/revenue	13%	15%	(1.1 p.p)
Mobile
Customers (mln)	2.6	2.7	(6%)
- of which mobile data customers (mln)	1.5	1.6	(6%)
ARPU (KGZ)	289	281	3%
MOU (min)	206	261	(21%)
Data usage (MB)	422	184	130%

VimpelCom Ltd. 1Q 2016 | 27

ATTACHMENT D: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	1Q16	1Q15
Unaudited
EBITDA	758	938
Depreciation	(332)	(398)
Amortization	(112)	(127)
Impairment loss	(8)	(98)
Loss on disposals of non-current assets	(1)	(7)
EBIT	304	308
Financial Income and Expenses	(168)	(215)
- including finance income	12	12
- including finance costs	(180)	(227)
Net foreign exchange (loss)/gain and others	19	(101)
- including Other non-operating (losses)/gains	(38)	(9)
- including Shares of loss of associates and joint ventures accounted for using the equity method	(5)	16
- including Net foreign exchange gain	62	(108)
EBT	155	(8)
Income tax expense	117	80
Profit/ (loss) from discontinued operations	197	261
Profit/(loss) for the year	235	173
Profit/(loss) for the year attributable to non-controlling interest	46	(11)
Profit for the year attributable to the owners of the parent	189	184

VimpelCom Ltd. 1Q 2016 | 28

RECONCILIATION OF CONSOLIDATED REPORTED AND UNDERLYING EBITDA OF VIMPELCOM

USD mln, unaudited	1Q16	1Q15
EBITDA	758	938

Transformation costs, of which	44	—
other transformation costs at OpCo level	9
other transformation costs at HQ level	35
Other exceptional items in OpCos, of which	(4)	7
Reversal in tax provisions in Ukraine	(1)
Reversal of legal expenses and bad debt in Uzbekistan	(3)
Sim re-verification costs in Pakistan		7

Total exceptional items	40	7

EBITDA underlying	799	945

VimpelCom Ltd. 1Q 2016 | 29

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	31 March 2016	31 December 2015	31 March 2015
Net debt	6,407	5,496	5,883
Cash and cash equivalents	2,928	3,614	6,135
Long - term and short-term deposits	351	434	118
Gross debt	9,686	9,544	12,136
Interest accrued related to financial liabilities	148	179	157
Fair value adjustment	—	—	—
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	57	60	60
Derivatives not designated as hedges	50	2	—
Other liabilities at amortized costs	—	—	271
Derivatives designated as hedges	48	3	33
Total other financial liabilities	9,989	9,788	12,657

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	1Q16	1Q15	YoY	1Q16	1Q15	YoY
Russian Ruble	74.63	62.19	20.0%	67.61	58.46	15.6%
Euro	0.91	0.89	2.0%	0.88	0.93	-5.5%
Algerian Dinar	107.82	93.21	15.7%	108.39	97.70	10.9%
Pakistan Rupee	104.74	101.41	3.3%	104.71	101.93	2.7%
Bangladeshi Taka	78.47	77.85	0.8%	78.38	77.81	0.7%
Ukrainian Hryvnia	25.65	21.12	21.5%	26.22	23.44	11.9%
Kazakh Tenge	355.12	184.58	92.4%	343.06	185.65	84.8%
Uzbekistan Som	2,843.5	2,450.6	16.0%	2,876.7	2,490.2	15.5%
Armenian Dram	488.59	477.11	2.4%	480.79	471.13	2.1%
Kyrgyz Som	74.21	60.82	22.0%	70.02	63.87	9.6%
Georgian Lari	2.44	2.07	17.5%	2.37	2.23	6.2%

1)	Functional currency in Tajikistan is USD

ATTACHMENT E: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	1Q16	1Q15	YoY
Total Revenue	1,064	1,078	(1%)
EBITDA	381	406	(6%)
D&A	(280)	189	n.m.
EBIT	101	596	n.m.
Financial Income and expenses	(61)	(77)	n.m.
EBT	40	519	n.m.
Income Tax	(29)	(62)	n.m.
Net profit/(loss)	11	456	n.m.

VimpelCom Ltd. 1Q 2016 | 30

ATTACHMENT F: RECONCILIATION OF REVISED FINANCIAL STATEMENTS 4Q15

REVISED STATEMENT OF FINANCIAL POSITION

Subsequent to the 4Q 2015 earnings release certain non-significant accounting adjustments were made to the financial statements, which are reflected in the tables below. References to 4Q 2015 figures throughout this earnings release reflect the figures as revised below.

USD mln	4Q15 as reported on February 17, 2016	Russia: reversal of restructuring provision	Italy: reversal of deferred tax liability on a loan	Uzbekistan reclassification	4Q15 Revised
Assets
Total non-current assets	13,317		17		13,334
Total current assets	5,387	(4)			5,383
Assets classified as held for sale	15,137				15,137
Total assets	33,841	(4)	17		33,854
Equity and liabilities
Equity attributable to equity owners of the parent	3,729	14	22		3,765
Non-controlling interests	129				129
Total equity	3,858	14	22		3,894
Total non-current liabilities	8,874			70	8,944
Total current liabilities	5,633	(18)	(5)	(70)	5,539
Liabilities associated with assets held for sale	15,477				15,477
Total equity and liabilities	33,841	(4)	17		33,854

REVISED STATEMENT OF INCOME

USD mln	4Q15 as reported on February 17, 2016	Russia: reversal of restructuring provision	Italy: reversal of deferred tax liability on a loan	4Q15 Revised
Total operating revenues	9,625			9,625
Operating expenses	9,119	(18)		9,101
Operating profit	506	18		524
Profit before tax	(613)	18		(595)
Income tax expense	238	4	(22)	220
Profit for the period	(589)	14	22	(553)

Attributable to:
Non-controlling interest	103			102
Net income attributable to VimpelCom shareholders	(691)	14	22	(655)

VimpelCom Ltd. 1Q 2016 | 31

ATTACHMENT G: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Italy Business Unit, visitors roaming revenue is included into service revenue for ARPU calculation.

Data customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. The Italy Business Unit measures fixed data customers based on the number of active contracts signed and mobile data includes customers that have performed at least one mobile Internet event in the previous month. The Russia Business Unit includes IPTV activities. For Kazakhstan and Eurasia subsidiaries, mobile data customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date. For Algeria, data customers are 3G customers who have performed at least one mobile data event on 3G network in the previous four months.

Capital expenditures (Capex) are purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period.

VimpelCom Ltd. 1Q 2016 | 32

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. Algeria, Pakistan and Bangladesh units measure MOU based on billed minutes.

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage the business.

NPS (Net Promoter Score) is the methodology VimpelCom uses to measure customer satisfaction.

Operational expenses (Opex) represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Underlying growth Revenue and EBITDA also excludes MTR reductions and one-offs. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments: the Company identified Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Eurasia based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

Service costs represent costs directly associated with revenue generating activity such as traffic related expenses, costs of content and sim-cards as well as costs of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses represent expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 1Q 2016 | 33

© VimpelCom Ltd 2016

1Q16 Results Presentation

Amsterdam – May 12, 2016

Jean-Yves Charlier – Chief Executive Officer

Andrew Davies – Chief Financial Officer

1

VimpelCom

1Q16 Results Presentation Amsterdam – May 12, 2016 Jean-Yves Charlier – Chief Executive Officer Andrew Davies – Chief Financial Officer

Disclaimer This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the Company's anticipated performance for 2016, future market developments and trends. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of: continued volatility in the economies in our markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in our markets; government investigations and/or litigation with third parties; failure to realize synergies and/or the timing of completion of the Italy joint venture and the Warid Telecom transaction; failure to meet expectations regarding operational and network development and network investment, including expectations regarding the roll-out and the benefits of 4G/LTE in Russia and Italy, anticipated timing of roll-out and benefits from 3G services in Algeria, Pakistan and Ukraine, and failure to meet expectations regarding various strategic initiatives, including, but not limited to, the performance transformation program and/or changes to the capital structure. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this presentation, or to make corrections to reflect future events or developments.

1Q16 Results update - speakers and agenda Jean-Yves Charlier – Chief Executive Officer Group highlights Financial highlights Andrew Davies – Chief Financial Officer Group results review Country results review Group FY16 guidance Jean-Yves Charlier – Chief Executive Officer Final remarks Q&A session

Revenue and underlying EBITDA back to organic growth, driven by strong EM, Ukraine and Uzbekistan, partially offset by Russia Highlights 1Q16 Italy JV regulatory review process ongoing; Phase II started, transaction expected to complete around year end Performance transformation accelerating and on track GTH Finance B.V. issued USD 1.2 billion bonds guaranteed by VimpelCom Holdings B.V. to refinance the shareholder loan Mobilink and Warid Telecom merger in Pakistan received first of four regulatory approvals; closing expected around the end of 2Q16 Settlements with the SEC/DOJ/OM regarding Uzbekistan investigation entered into and payments completed Strong organic mobile data revenue growth of 27% YoY supported by all operations

Financial highlights 1Q16 1 Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation and certain items such as liquidations and disposals 2 Underlying EBITDA excludes: in 1Q15, ~USD 7 million related to SIM verification costs in Pakistan; in 1Q16, performance transformation costs of ~USD 44 million, reversal of legal costs’ provision and bad debt in Uzbekistan totaling ~USD 3 million and the reversal of tax provisions in Ukraine of ~USD 1 million, for total 1Q16 adjustments of ~USD 40 million 3 Underlying net loss in 1Q15 of USD 33 million excludes exceptional items in EBITDA of ~USD 7 million, the gain from tower sale in Italy of ~USD 322 million and impairments of ~USD 98 million; underlying net income in 1Q16 of USD 237 million excludes exceptional items in EBITDA of ~USD 40 million and impairments of ~USD 8 million Service revenue (USD billion) 2.0 Net income (USD million) EBITDA margin, underlying2 (%) Results on track with 2016 guidance Service revenue YoY organic growth of 2.6% driven by Pakistan and Bangladesh, Ukraine and Uzbekistan Underlying EBITDA YoY organic growth of 1.7% Net income from continued operations improved by USD 126 million YoY in 1Q16 Underlying net income3 improved by USD 270 million YoY in 1Q16 Modest capex levels due to better utilization of inventory and phasing Positive free cash flow generation 189 39.5 -0.8 p.p. organic1 YoY -1.4 p.p. reported YoY 151 +2.6% organic1 YoY -13.6% reported YoY Capex excl. licenses (USD million) -27.9% reported YoY LTM Capex/ revenue: 18.2% Underlying net income3: 1Q16: USD 237 million 1Q15: USD -33 million

Financial highlights 1Q16 – YoY trends

Service revenue and total revenue YoY organic[1] development

Service revenue
Total revenue
2.6%
3.8%
-0.2%
-0.5%
1Q 15/14
1Q 16/15

Underlying[2] EBITDA margin development

40.9%
39.5%
LTM of 40.5%
1Q15
1Q16

Capex/revenue development

-1.6 p.p.
9.1%
7.5%
LTM of 18.2%
1Q15
1Q16

OCF margin = (underlying EBITDA[2] – Capex)/revenue

+0.2 p.p.
31.8%
32.0%
LTM of 20.7%
LTM of 22.3%
1Q15
1Q16

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6

Financial highlights 1Q16 – YoY trends 1 Organic revenue change is non-GAAP financial measure that excludes the effect of foreign currency translation and certain items such as liquidations and disposals 2 Underlying EBITDA and net result exclude the performance transformation costs of ~USD 44 million, reversal of legal costs’ provision and of bad debt in Uzbekistan of ~USD 3 million and reversal of tax provisions in Ukraine of ~USD 1 million. Total 1Q16 adjustments equal to ~USD 40 million -1.6 p.p. +0.2 p.p. Service revenue and total revenue YoY organic1 development Underlying2 EBITDA margin development Capex/revenue development OCF margin = (underlying EBITDA2 – Capex)/revenue Service revenue Total revenue 3.8% LTM of 22.3% LTM of 18.2% LTM of 40.5% LTM of 20.7%

Improving organic growth

5%
1%
3%
2%
-2%
-3%
-1%
-1%
-14%
-15%
-22%
-26%
-27%
-32%
-33%
-25%
2Q15
3Q15
4Q15
1Q16
Organic service revenue (YoY)
Underlying organic EBITDA (YoY)
Underlying reported EBITDA (YoY)
Reported service revenue (YoY)

Organic service revenue and EBITDA growth picking up

© VimpelCom Ltd 2016

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VimpelCom

Improving organic growth Organic service revenue and EBITDA growth picking up

FOREX movements in VimpelCom's footprint

VIP Coin[1] vs USD
100
98
94
82
73
76
70
66
64
66
100
90
80
70
60
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
1 Apr. - 6 May 2016

© VimpelCom Ltd 2016

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VimpelCom

FOREX movements in VimpelCom’s footprint 1 VimpelCom Currency weightings calculated from the sum of the individual countries’ relative contribution to total countries revenue (= Total Group Revenue - Eliminations - HQ)

Creating a leading converged operator in Italian telecoms …the proposed JV will drive competition, investments and consumer benefits by creating a peer with a 34% revenue market share, able to compete in the same league The merger will create a stronger competitor to the two market leaders… Digital divide Bifurcation 4G/LTE coverage1 #1/2 players: 75%/64% #3/4 players: 35%/34% 2011-2014 mobile network Capex #1/2 players: EUR3.5/3.2 billion #3/4 players: EUR2.0/1.9 billion Mobile passive infrastructure #1/2 players: ~18k/17k sites #3/4 players: ~14k/11k sites Market share by customers2 #1/2 players: 32%/27% #3/4 players: 23%/11% Italy is behind other main European countries Smartphone penetration is low relative to other developed EU countries, but expected to increase rapidly with 4G/LTE roll-out Demand for converged offers also expected to increase rapidly The proposed JV supports Italian and EU digital competitiveness priorities The proposed JV intends to build a mobile network of >20k sites, covering 99% outdoor and 90% indoor with 4G/LTE by 2019 1 Data as of August 2015 2 Company estimates as of June 2015

Performance transformation accelerating and on track[1]

Agile operating model

PURCHASE ORDER
Procurement

Retailer
Logistics
Supply Chain
Consumer
Distributer
Supply chain

- **15%** reduction in inventory levels
- **7%** warehouse space reduction

© VimpelCom Ltd 2016

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VimpelCom

Performance transformation accelerating and on track1 Agile operating model Procurement Supply chain 7% net reduction of headcount 30% reduction of micro teams 5% of global office space eliminated 40% of contract value now managed globally vs 20% Forex exposure reduced by 15% through rate fixing or invoicing in local currency 15% reduction in inventory levels 7% warehouse space reduction 5% performance transformation savings of total Opex 15% YoY organic Capex reduction (excl. licenses) 1 1Q16 compared to year end of 2015, excluding Italy

1Q16 speakers and agenda Jean-Yves Charlier – Chief Executive Officer Group highlights Financial highlights Andrew Davies – Chief Financial Officer Group results review Country results review Group FY16 guidance Jean-Yves Charlier – Chief Executive Officer Final remarks Q&A session

1Q16 service revenue evolution

USD million
-13.6%
2,260
(31)
84
(20)
27
2,319
(366)
1,953
reported service revenue declining …
Service revenue 1Q15
Voice
Data and MFS
Interconnect and roaming
Other
Organic service revenue 1Q16
FOREX
Service revenue 1Q16
+2.6%
-1% YoY
+5% YoY
+5% YoY
2,260
(14)
37
26
10
2,319
(366)
1,953
… service revenue growing organically
Service revenue 1Q15
Russia
Emerging Markets
Eurasia
Other & intercompany
Organic service revenue 1Q16
FOREX
Service revenue 1Q16

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VimpelCom

1Q16 service revenue evolution -13.6% +2.6% USD million reported service revenue declining … … service revenue growing organically -1% YoY +5% YoY +5% YoY

1Q16 EBITDA evolution

USD million
-19.1%
938
7
945
59
66
(109)
(162)
799
(40)
758
reported EBITDA declining
EBITDA 1Q15
Exceptional items 1
Underlying EBITDA 1Q15
Service revenue
Performance transformation savings
Re-investment in mono-brand, devices, network, etc.
Forex
Underlying EBITDA 1Q16
Exceptional items 2
EBITDA 1Q16
+1.7%
-7% YoY
+15% YoY
+7% YoY
938
7
945
(32)
48
21
(21)
961
(162)
(40)
758
underlying EBITDA growing organically
EBITDA 1Q15
Exceptional items 1
Underlying EBITDA 1Q15
Russia
Emerging Markets
Eurasia
Other & intercompany
Underlying organic EBITDA 1Q16
Forex
Exceptional items 2
EBITDA 1Q16

© VimpelCom Ltd 2016

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VimpelCom

1Q16 EBITDA evolution -19.1% 2 +1.7% USD million 2 1 1Q15 exceptional items refers to ~USD 7 million related to SIM verification costs in Pakistan 2 1Q16 exceptional items refers to performance transformation costs of ~USD 44 million, reversal of legal costs’ provision and bad debt in Uzbekistan totaling ~USD 3 million and the reversal of tax provisions in Ukraine of ~USD 1million, for total 1Q16 adjustments of ~USD 40 million 1 1 reported EBITDA declining underlying EBITDA growing organically -7% YoY +15% YoY +7% YoY

1Q16 income statement due to currency headwind impact of USD 162 million and exceptional costs of USD 40 million in 1Q16 and USD 7 million in 1Q15 a result of local currencies depreciation and lower impairment charges: USD 98 million in 1Q15 related to Ukraine and Armenia, USD 8 million in 1Q16 positively impacted by the USD bond tender in 1Q15 due to changes in the tax regime in Uzbekistan and improved profits in Emerging Markets in 1Q15 the Company recorded an extraordinary gain of USD 322 million from the tower sale in Italy; in 1Q16 the results improved YoY due to the fair valuation of the call options embedded in the bonds and refinancing activities in 2015 primarily due to RUB appreciation during 1Q16 and depreciation during 1Q15 USD million   1Q16 1Q15 YoY           Revenue   2,023 2,312 (12%) EBITDA reported   758 938 (19%) D&A and other   (454) (630) (28%) EBIT   304 308 (1%) Net financial expenses   (168) (215) (22%) FOREX and Other   19 (101) n.m. Profit before tax   155 (8) n.m. Tax   (117) (80) 46% Net income from continued operations   38 (88) n.m. Profit / (loss) from discontinued operations   197 261 n.m. Non-controlling interest   (46) 11 n.m. Net income   189 184 3% due to improved net results in GTH portfolio and closing of the Algeria transaction in 1Q15

Net income from continued operations

USD million

+69
(88)
105
17
16
6
47
(37)
60
(23)
86
(48)
38
Net Income from continued operations 1Q15
Impairment and Exceptionals items
Underlying Net Income 1Q15
Underlying EBITDA 1
Depreciation and Amortization 1
Net financial expenses
Tax
Net Forex Impact
JV, associates & other
Underlying Net Income 1Q16
Impairments & exceptionals in 1Q16
Net Income from continued operations 1Q16

© VimpelCom Ltd 2016

[1] *On organic basis*

15

VimpelCom

Net income from continued operations USD million +69 1 On organic basis 1 1

Net cash flow from operating activities

USD million
+10%
+10%
(764)
1,319
555
112
443
146
63
15
113
488
123
611
849
(238)
Net cash used in operating activities 1Q15
Algeria closing and other 1
Underlying Net cash from operating activities 1Q15
Discontinued operations
Underlying net cash flow from continued operating activities 1Q15
Underlying EBITDA
Interest & similar costs
Tax
Working capital & provisions
Underlying net cash flow from continued operating activities 1Q16
Discontinued operations
Underlying Net cash from operating activities 1Q16
Exceptionals in 1Q16 2
Net cash used in operating activities 1Q16

© VimpelCom Ltd 2016

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VimpelCom

Net cash flow from operating activities USD million +10% +10% 1 Algeria closing and other in 1Q15 consists of payments related to Algeria transaction in total amount of USD 1,312 million and USD 7 million payments related to SIM verification in Pakistan 2 Exceptional items in 1Q16 consist of payments related to SEC/DOJ/OM agreements of USD 795 million, related legal costs of USD 10 million and USD 44 million payments related to performance transformation 2 1

1Q16 net debt evolution

USD million
5,496
(758)
189
125
439
(57)
5,434
849
124
6,407
Net debt 31 December 2015
EBITDA
Net Interest
Taxes
CAPEX 2
Change in WC and other
Net Debt before exceptionals
Exceptionals in 1Q16 3
Forex and other
Net debt 31 March 2016

Net debt/ EBITDA[1]	**1.4x**	**1.4x**	**1.7x**

© VimpelCom Ltd 2016

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VimpelCom

1Q16 net debt evolution 1 Underlying EBITDA, which excludes: in 2015, exceptional items totaled USD 1,051 million and mainly consisted of provisions for investigations (related to SEC/DOJ/OM) of USD 900 million and transformation costs of USD 138 million; in 1Q16, LTM underlying EBITDA excludes adjustments of 2Q-3Q-4Q15 (see above for the amount) and 1Q16 total adjustments of ~USD 40 million 2 Cash Capex, which includes USD 44 million for the acquisition of licenses 3 Exceptional items in 1Q16 consist of payments related to SEC/DOJ/OM agreements of USD 795 million, related legal costs of USD 10 million and USD 44 million payments related to performance transformation Net debt/ EBITDA1 1.7x 1.4x 2 3 1.4x USD million

2013 2014 Prior to 2012 Changed dividend policy and focus on deleveraging PJSC1 guaranteed HQ bonds and loans Financing without OpCo guarantee Alfa Bank USD 1.0 billion RCF USD 1.8 billion 2015 Tender prioritizing PJSC1 bonds / PJSC1 guaranteed bonds over PJSC fall-away guaranteed VimpelCom HQ bonds CDB loan without OpCo guarantee RMB700 million (~USD 0.1 billion) 2Q 2016 GTH Finance BV USD 1.2 billion bonds guaranteed by VimpelCom Holdings BV …in order to centralize USD borrowings at VimpelCom holding level2 without guarantees from operating companies, while, whenever bond/credit markets are liquid and available, financing operational needs in local currencies 1 PJSC VimpelCom is the Russian entity with operations in Russia, Kazakhstan, Uzbekistan, Armenia, Tajikistan, Georgia, Kyrgyzstan and Laos 2 VimpelCom Amsterdam B.V. and VimpelCom Holdings B.V. February 2018 RUB 12 billion February 2019 USD 0.6 billion & February 2023 USD 1.0 billion VimpelCom Bonds with PJSC1 fall-away guarantee structure The capital structure simplification journey started in 2013…

USD 1.2 billion of GTH bonds successfully issued Amount issued USD 1.2 billion in two tranches Issuer GTH Finance B.V. (wholly owned subsidiary of Global Telecom Holding S.A.E.) Guarantor VimpelCom Holdings B.V. (guarantee fee: 3.0%4) Use of proceeds Refinancing of the shareholder loan from VimpelCom Amsterdam BV to GTH (outstanding amount at announcement: ~USD 1.2 billion) Ratings Moody’s B1; S&P B+; Fitch BB+ Maturity/coupon USD 700 million (7 years - 2023)/7.25% and USD 500 million (4 years - 2020)/6.25% 1 PJSC VimpelCom is the Russian entity with operations in Russia, Kazakhstan, Uzbekistan, Armenia, Georgia, Kyrgyzstan and Laos 2 Holding company with operations in Algeria, Pakistan, Bangladesh 3 Shareholder loan equal to ~USD 1.2 billion at the announcement 4 At VimpelCom Ltd. consolidated level, accounted as intercompany Offer oversubscribed more than 6.5x (~USD 8 billion) More than 650 international investors Average coupon of 6.8%, lower than existing average cost of debt The largest private corporate Emerging Markets focused USD bond issued so far in 2016 Key terms Simplified group structure at announcement Metrics of success Global Telecom Holding S.A.E. 2 GTH Finance B.V. Proceeds loans (Issuer) Shareholder loan 3 VimpelCom Ltd. VimpelCom Amsterdam B.V. VimpelCom Holdings B.V. PJSC 1 VimpelCommunications WIND group PJSC Kyivstar (Guarantor)

Russia: challenging environment, increasing competition

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue

-1.3% YoY
12.2
11.3
10.9
52.1
56.5
52.6
1Q15
4Q15
1Q16
Mobile
Fixed-line

Mobile customers
(million)

+3.5% YoY
55.7
57.7
1Q15
1Q16

EBITDA and EBITDA margin

-7.5% YoY
-7.3% YoY (underlying)1
26.1
28.0
24.2
39.4%
39.0%
36.4%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

-39% YoY
5.2
3.2
19.0%
18.0%
1Q15
1Q16

Beeline

© VimpelCom Ltd 2016

20 VimpelCom

Russia: challenging environment, increasing competition Increasing competition Fixed-line service revenue decreased 11% YoY, mainly as a result of a change in B2B contracts from U.S. dollar to ruble Mobile service revenue increased 1% YoY, supported by 19% YoY growth in mobile data revenue EBITDA decreased mainly due to the fixed-line revenue decrease, FOREX, increased distribution costs, increased subsidies on data devices and one-off bad debt costs Capex decreased driven by capital efficiency and phasing RUB BILLION, UNLESS STATED OTHERWISE EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile Fixed-line -1.3% YoY +3.5% YoY -7.5% YoY -7.3% YoY (underlying)1 -39% YoY Service revenue 1 1Q16 EBITDA negatively impacted by a one-off of RUB 53 million related to transformation costs

Russia: Performance transformation starting to deliver

RUB MILLION
-7.5%
-0.7%
26,130
39.4%
712
965
435
25,948
39.1%
513
522
323
430
24,160
36.4%
EBITDA 1Q15
Fixed-line revenue decrease
Performance transformation savings
Monobrand roll out
Adjusted EBITDA 1Q16
Devices
One-off bad debts
Other
FOREX
EBITDA 1Q16

© VimpelCom Ltd 2016

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Russia: Performance transformation starting to deliver Performance transformation savings driven by: Regional restructuring program in technical and IT functions Price reductions as a result of centralization of procurement and tendering processes Transport network cost optimization RUB MILLION -7.5% -0.7% 36.4% 39.4% 25,948 39.1%

Algeria: transformation program ongoing

DZD BILLION, UNLESS STATED OTHERWISE

Mobile service revenue

-0.2% YoY
29.8
31.2
29.7
1Q15
4Q15
1Q16

Mobile customers
(million)

-2.5% YoY
17.1
16.7
1Q15
1Q16

EBITDA and EBITDA margin

+8.5% YoY
15.7
17.3
17.1
52.3%
54.3%
56.8%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

-31.7% YoY
4.2
2.9
23.2%
14.2%
1Q15
1Q16

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VimpelCom

Algeria: transformation program ongoing Stable service revenue YoY, positively affected by: Favorable change in interconnect rates (+18% YoY) Data revenue increase (+135% YoY) The market remains challenging; focus of transformation is commercial recovery Customer base decrease due to lower sales as a result of aggressive price competition EBITDA margin robust at 56.8% due to Favorable change in interconnect rates Impact of performance transformation program Extension of 3G network in new regions; now available in 34 regions and awarding of 4G/LTE license is expected in 2Q16 with commercial launch expected in 3Q16 DZD BILLION, UNLESS STATED OTHERWISE -0.2% YoY -2.5% YoY +8.5% YoY -31.7% YoY EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile service revenue

Pakistan: double digit growth in revenue and EBITDA

PKR BILLION, UNLESS STATED OTHERWISE

Mobile service revenue

+12.5% YoY
24.0
25.3
27.0
1Q15
4Q15
1Q16

Mobile customers
(million)

-0.2% YoY
38.2
38.1
1Q15
1Q16

EBITDA and EBITDA margin

+25% YoY
+19% YoY (underlying1)
9.7
10.9
12.2
38.5%
40.5%
42.6%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

-50.6% YoY
2.6
1.3
31.9%
21.6%
1Q15
1Q16

Mobilink

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VimpelCom

Pakistan: double digit growth in revenue and EBITDA Double digit revenue growth supported by all revenue streams, gaining market share Strong data revenue increase of 80% YoY, due to successful data monetization initiatives and 3G expansion: Data users increase 24% YoY Data ARPU increase 50% YoY with stable usage MFS revenue represents 3% of service revenue, 55% YoY EBITDA margin > 40% for four consecutive quarters CAPEX decreased due to the 3G rapid rollout in 2015, today 3G network covers 33% of the population PKR BILLION, UNLESS STATED OTHERWISE +12.5% YoY -0.2% YoY +25% YoY +19% YoY (underlying1) -50.6% YoY 1 1Q15 EBITDA negatively impacted by PKR 0.8 billion related to SIM verification costs 1Q16 EBITDA negatively impacted by PKR 0.3 billion related to performance transformation costs EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile service revenue Mobile customers (million)

Bangladesh: continued strong performance

BDT BILLION, UNLESS STATED OTHERWISE

Mobile service revenue

+6.4% YoY
11.3
11.8
12.0
1Q15
4Q15
1Q16

Mobile customers
(million)

-0.7% YoY
31.8
31.6
1Q15
1Q16

EBITDA and EBITDA margin

+18.7% YoY
+26.2% YoY (underlying¹)
4.6
4.0
5.5
40.6%
33.1%
45.3%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

+44.1% YoY
0.9
1.3
28.4%
22.7%
1Q15
1Q16

© VimpelCom Ltd 2016

24

Bangladesh: continued strong performance Maintained growth momentum in the face of intense competition Ongoing SIM verification process in the market: banglalink has verified 72% of its customers Sustainable growth in data revenue at 60% YoY Growth in EBITDA due to increased revenue which led to higher business margin Expanding 3G network: 34% of the population covered BDT BILLION, UNLESS STATED OTHERWISE +6.4% YoY -0.7% YoY +18.7% YoY +26.2% YoY (underlying1) +44.1% YoY 1 1Q16 EBITDA negatively impacted by a one-off of BDT 0.3 billion related to performance transformation costs EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile service revenue

Ukraine: robust results enabled by successful 3G launch

UAH BILLION, UNLESS STATED OTHERWISE

Service revenue

+12.4% YoY
0.2
2.9
0.3
3.2
0.3
3.2
1Q15
4Q15
1Q16
Mobile
Fixed-line

Mobile customers
(million)

-3.1% YoY
26.1
25.3
1Q15
1Q16

EBITDA and EBITDA margin

+43.2% YoY
+41.6% YoY (underlying)1
1.3
41.3%
1.7
49.1%
1.8
52.6%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

-66% YoY
0.7
16.9%
0.2
22.2%
1Q15
1Q16

КИЇВСТАР

© VimpelCom Ltd 2016

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VimpelCom

Ukraine: robust results enabled by successful 3G launch Strong market leader in challenging environment Robust mobile service revenue growth driven by successful 3G launch Mobile data revenue growth of 76% YoY Competition expected to increase in 2016 Intercompany debt of ~USD 100 million to fund 3G roll-out mostly repaid to HQ UAH BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line +12.4% YoY -3.1% YoY +43.2% YoY +41.6% YoY (underlying)1 -66% YoY 1 1Q16 EBITDA negatively impacted by a one-off of UAH 0.6 million related to performance transformation costs and positively impacted by UAH 22 million related to a reversal of tax provisions EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Service revenue

Italy: improving mobile top line trend

EUR MILLION, UNLESS STATED OTHERWISE

Service revenue

-1.7% YoY
278.2
704.8
267.6
735.6
263.0
703.1
1Q15
4Q15
1Q16
Mobile
Fixed-line

Mobile customers
(million)

-2.0% YoY
21.4
20.9
1Q15
1Q16

EBITDA and EBITDA margin

-6.3% YoY
-3.2% YoY (Underlying)
406.3
440.8
380.8 1
37.7%
37.4%
35.8%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

Flat
172.3
172.2
17.3%
17.7%
1Q15
1Q16

WIND

26

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Italy: improving mobile top line trend Mobile service revenue trend further improved, almost flat YoY Mobile ARPU YoY growth at 1.5%, confirming signs of market recovery Double digit growth in mobile data revenue of 13% YoY Fixed-broadband customers base grew 3.3% YoY 4G/LTE population coverage at 58% EC competition authority started Phase II review of the JV on March 30, 2016 EUR MILLION, UNLESS STATED OTHERWISE Mobile Fixed-line -1.7% YoY -2.0% YoY -6.3% YoY -3.2% YoY (Underlying) Flat 1 1Q16 EBITDA negatively impacted by approximately EUR 12.4 million related to towers’ transaction EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Service revenue 1

2016 guidance confirmed Service Revenue1 EBITDA Margin1 CAPEX / Revenue1 Leverage2 1 All targets except leverage calculated at constant currency. Targets for 2016 assume no major regulatory changes, no change to the asset portfolio and no major macro-economic changes; targets are also adjusted for Italy classified as asset held for sale; EBITDA Margin excludes exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions and related accounting and other one-off charges and transformation costs 2 Leverage target 2016 on assumed FX for 2016 (all currencies, e.g. Ruble/Dollar of 70). See attachment for table with 2016 currency assumptions; leverage target 2016 assumes successful closing of Italy JV and Pakistan JV Actual 2015 Targets (0.2%) 40.8% 18.2% 1.4x Flat to low single digit growth YoY Flat to +1 p.p. 17-18% ~2x OCF margin1 (EBITDA-CAPEX)/Revenue Flat to +2 p.p. 22.6%

1Q16 speakers and agenda Jean-Yves Charlier – Chief Executive Officer Group highlights Financial highlights Andrew Davies – Chief Financial Officer Group results review Country results review Group FY16 guidance Jean-Yves Charlier – Chief Executive Officer Final remarks Q&A session

Final remarks

1. Challenging macro-economic environment still weighting on reported results, however improvement in sight
2. Revenue and underlying EBITDA back to organic growth in 1Q16
3. Italy transaction closing expected around the end of 2016
4. Performance transformation accelerating and on track
5. 2016 guidance confirmed

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Final remarks Revenue and underlying EBITDA back to organic growth in 1Q16 Challenging macro-economic environment still weighting on reported results, however improvement in sight 2 Italy transaction closing expected around the end of 2016 3 Performance transformation accelerating and on track 4 2016 guidance confirmed 5 1

1Q16 speakers and agenda Jean-Yves Charlier – Chief Executive Officer Group highlights Financial highlights Andrew Davies – Chief Financial Officer Group results review Country results review Group FY16 guidance Jean-Yves Charlier – Chief Executive Officer Final remarks Q&A session

Further information Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 79 77 234 E: ir@vimpelcom.com Visit our website www.vimpelcom.com

Appendix

Kazakhstan: gaining EBITDA market share despite intense competition

KZT BILLION, UNLESS STATED OTHERWISE

Service revenue

-6.7% YoY
3.7
26.5
4.6
27.1
4.8
23.4
1Q15
4Q15
1Q16
Mobile
Fixed-line

Mobile customers
(million)

-4.3% YoY
9.6
9.2
1Q15
1Q16

EBITDA and EBITDA margin

-25.8% YoY
-23.6% YoY (underlying)[1]
15.0
49.5%
13.7
41.9%
11.1
38.7%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

+210% YoY
1.2
14.3%
3.8
15.5%
1Q15
1Q16

Beeline

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Kazakhstan: gaining EBITDA market share despite intense competition Mobile service revenue decreased by 4% YoY, excluding MTR reductions Fixed-line service revenue growth of 29% YoY EBITDA decreased 26% YoY, due to decline in revenue and increase in service costs, structural opex, performance transformation and KZT devaluation Beeline continues to gain EBITDA market share Continued competitive environment expected KZT BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line -6.7% YoY -4.3% YoY -25.8% YoY -23.6% YoY (underlying)1 +210% YoY 1 1Q16 EBITDA negatively impacted by a one-off of KZT 324 million related to performance transformation costs EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Service revenue

Uzbekistan: competition intensifying

UZS BILLION, UNLESS STATED OTHERWISE

Service revenue

+14.6% YoY
3.4
405.5
3.4
492.6
3.5
464.9
1Q15
4Q15
1Q16
Mobile
Fixed-line

Mobile customers

(million)

-8.3% YoY
10.4
9.5
1Q15
1Q16

EBITDA and EBITDA margin

+11% YoY
+7% YoY underlying[1]
256.6
62.7%
65.9%
284.9
60.8%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

n.m. YoY
84.7
8.1%
12.1%
1Q15
1Q16

Beeline

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Uzbekistan: competition intensifying Strong growth in mobile service revenue of 15% YoY Competition expected to increase Increase in customer tax negatively impacted EBITDA margin by 6.4 pp UZS BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line +14.6% YoY -8.3% YoY +11% YoY +7% YoY underlying1 n.m. YoY EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Service revenue 1 1Q16 EBITDA positively impacted by a one-off in recovery of litigation losses for UZS 5,159 million and recovery of bad debts of UZS 3,948 million for a total impact of UZS 9,107 million

Armenia: strengthened market position

AMD BILLION, UNLESS STATED OTHERWISE

Service revenue

-13.6% YoY
6.9
5.4
6.5
5.7
5.8
4.8
1Q15
4Q15
1Q16
Mobile
Fixed-line

Mobile customers
(million)

+6.7% YoY
0.8
0.8
1Q15
1Q16

EBITDA and EBITDA margin

-10.7% YoY
4.4
35.2%
3.2
25.1%
3.9
35.8%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

-96.3% YoY
1.0
11.7%
0.0
13.5%
1Q15
1Q16

Beeline™

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Armenia: strengthened market position NPS position improved to leading position Growing customer and EBITDA market share in a declining market Mobile data revenue growth of 12% YoY driven by promotion of data bundles AMD BILLION, UNLESS STATED OTHERWISE Mobile Fixed-line -13.6% YoY +6.7% YoY -10.7% YoY -96.3% YoY EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Service revenue

Kyrgyzstan: remained clear market leader

KGS BILLION, UNLESS STATED OTHERWISE

Mobile service revenue

-0.1% YoY
2.3
2.7
2.3
1Q15
4Q15
1Q16

Mobile customers
(million)

-6% YoY
2.7
2.6
1Q15
1Q16

EBITDA and EBITDA margin

+2.1% YoY
1.3
1.5
1.3
53.6%
55.6%
54.8%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

-9.6% YoY
0.2
0.2
14.6%
13.5%
1Q15
1Q16

Beeline™

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Kyrgyzstan: remained clear market leader Clear market leader, #1 in NPS as a result of network quality and value proposition Customer base decreased YoY mainly due to emigration as a result of Kyrgyzstan entering the Eurasian Customs Union EBITDA margin supported by network cost optimization KGS BILLION, UNLESS STATED OTHERWISE -0.1% YoY -6% YoY +2.1% YoY -9.6% YoY EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile service revenue

Georgia: continued customer improvement

GEL MILLION, UNLESS STATED OTHERWISE

Service revenue

-17.1% YoY
3.3
2.3
0.0
26.3
26.5
24.5
1Q15
4Q15
1Q16
Mobile
Fixed-line

Mobile customers
(million)

-3.5% YoY
1.3
1.2
1Q15
1Q16

EBITDA and EBITDA margin

+13.6% YoY
+18.3% YoY Underlying[1]
4.3
4.5
4.9
14.2%
15.0%
19.4%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

-57.4% YoY
6.9
3.0
25.7%
38.6%
1Q15
1Q16

Beeline

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Georgia: continued customer improvement Service revenue pressure due to mobile price competition and fixed-line transit traffic cancelation Strong mobile data revenue growth of 35% YoY driven by 4G/LTE launch EBITDA margin increased driven by savings in business costs and structural opex and positive one-off Capex decreased YoY due to phasing GEL MILLION, UNLESS STATED OTHERWISE -3.5% YoY +13.6% YoY +18.3% YoY Underlying1 -57.4% YoY Mobile Fixed-line -17.1% YoY 1 1Q16 EBITDA negatively impacted by a one-off of GEL 0.2 million related to HR costs EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Service revenue

Tajikistan: outperformance in a challenging market

USD MILLION, UNLESS STATED OTHERWISE

Mobile service revenue

-26.6% YoY
26.2
27.5
19.3
1Q15
4Q15
1Q16

Mobile customers
(million)

-5.6% YoY
1.3
1.2
1Q15
1Q16

EBITDA and EBITDA margin

-14.6% YoY
13.9
17.4
11.8
52.8%
62.7%
61.3%
1Q15
4Q15
1Q16

CAPEX excl. licenses and LTM CAPEX/revenue

n.m. YoY
0.5
-0.4
12.0%
13.3%
1Q15
1Q16

Beeline

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Tajikistan: outperformance in a challenging market Challenging environment with increasing competition and currency headwinds Lower incoming international traffic due to fewer migrants living abroad EBITDA margin increased due to lower international and local interconnect costs Negative capex due to an adjustment of USD 0.9 million related to capex booked in December 2015 USD MILLION, UNLESS STATED OTHERWISE -5.6% YoY -14.6% YoY n.m. YoY -26.6% YoY EBITDA and EBITDA margin CAPEX excl. licenses and LTM CAPEX/revenue Mobile customers (million) Mobile service revenue

1Q16 cash flow statement USD million   1Q16 1Q15 YoY           EBITDA   758 938 (179) Changes in working capital and other   (805) (1,220) 415 Net interest paid   (189) (252) 63 Income tax paid   (125) (342) 217 Net operating cash flow from discontinued operations   123 112 11 Net cash from/(used in) operating activities   (238) (764) 526 Net investing cash flow from continued operations   (360) (480) 120 Net investing cash flow from discontinued operations   (191) 530 (721) Net cash from/(used in) investing activities   (551) 50 (601) Net financing cash flow from continued operations   36 1,646 (1,610) Net financing cash flow from discontinued operations   (10) (509) 500 Net cash flow from/(used in) financing activities 26 1,137 (1,111) Net (decrease)/increase in cash and cash equivalents (763) 423 (1,185)

VimpelCom debt structure VimpelCom debt as at 31 March 2016 USD million Outstanding (USD) HQ 4,982 PJSC 3,453 Algeria 508 Pakistan 365 Bangladesh 363 All other 15 VimpelCom 9,686 Apart from PJSC and the Bangladesh USD bonds, all OpCos are predominantly financed in local currency1 VimpelCom HQ debt as at 31 March 2016 USD million Maturity Coupon Outstanding (USD) Currency VimpelCom Holdings (PJSC Guarantee) 2017 6.2546% 349 USD VimpelCom Holdings (PJSC Guarantee) 2022 7.5043% 1,280 USD VimpelCom Holdings (Fallaway PJSC Guarantee) 2018 9.0000% 177 RUB VimpelCom Holdings (Fallaway PJSC Guarantee) 2019 5.20000% 571 USD VimpelCom Holdings (Fallaway PJSC Guarantee) 2023 5.9500% 983 USD VimpelCom Holdings 3,360 Alfa Bank loan (VIP Holdings Guarantee) 2017 1,000 USD Vendor Financing (PJSC Guarantee) 2022 622 USD RCF (VIP Holdings Guarantee) 2017 - USD VimpelCom Amsterdam 1,622 1 This applies to external indebtedness only 2 Small portion (USD 2 million) of PJSC's other debt is USD denominated Note: these tables do not include USD 1.2 billion GTH Finance bonds issued in April 2016 PJSC debt as at 31 March 2016 USD million Maturity Coupon Outstanding (USD) Currency PJSC VimpelCom LPN’s 2016 8.2500% 266 USD PJSC VimpelCom LPN’s 2018 9.1250% 499 USD PJSC VimpelCom LPN’s 2021 7.7480% 651 USD PJSC RUB Bond 2017 11.9000% 370 RUB PJSC RUB Bond 2017 10.0000% 223 RUB PJSC Sberbank 2018 12.7500% 650 RUB PJSC Sberbank 2017 12.7500% 205 RUB PJSC Sberbank 2018 11.5500% 444 RUB PJSC Vendor Financing 2016 – 2019 102 RUB Other PJSC debt 2016 – 2052 43 RUB2 Total PJSC 3.453 Corporate level financing and liquidity management at VimpelCom HQ level in USD Debt Issuance Structural Objectives Financing for operational needs in local currencies in domestic markets where available Optimize natural hedge where available

Liquidity analysis Group Cash breakdown by currency (March 31, 2016) Cash position largely held in USD Unused RCF headroom at the end 1Q16: VimpelCom - syndicate USD 1.8 billion PJSC VimpelCom - Sberbank RUB 15 billion (USD 0.2 billion ) Unused VF/CF headroom at the end 1Q16: VimpelCom - CDB RMB 0.7 billion (USD 0.1 billion) Algeria - syndicate DZD 32 billion (USD 0.3 billion) Pakistan - syndicate PKR 19 billion (USD 0.2 billion)

Net debt/EBITDA

Net debt / EBITDA[1]
(December 31, 2015)

1.4
2.9
Group
Including Italy

Net debt / EBITDA[1]
(March 31, 2016)

1.7
3.1
Group
Including Italy

[1] *Underlying EBITDA*

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Net debt/EBITDA Net debt / EBITDA1 (December 31, 2015) Net debt / EBITDA1 (March 31, 2016) 1 Underlying EBITDA

Group debt maturity schedule

As at 31 March 2016, in USD billion

Group debt maturity schedule

Russia
GTH
HQ
1.1
2.7
1.6
1.2
0.1
0.7
1.3
1.0
2016
2017
2018
2019
2020
2021
2022
>2022

Group debt maturity schedule by currency[1]

	2016	2017	2018	2019	2020	2021	2022	>2022	
USD	0.4	1.5	0.6	1.0	0.1	0.7	1.3	1.0	**67%**
RUB	0.4	1.0	0.8	0.0	0.0	0.0	0.0	0.0	**23%**
Other	0.3	0.2	0.2	0.2	0.0	0.0	0.0	0.0	**10%**

[1] After effect of cross currency swaps

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Group debt maturity schedule Group debt maturity schedule by currency1 As at 31 March 2016, in USD billion Group debt maturity schedule 1 After effect of cross currency swaps 2016 2017 2018 2019 2020 2021 2022 >2022 USD RUB Other 0.4 0.4 0.3 1.5 1.0 0.2 0.6 0.8 0.2 1.0 0.0 0.2 0.1 0.0 0.0 0.7 0.0 0.0 1.3 0.0 0.0 1.0 0.0 0.0 67% 23% 10%

  Debt by entity As at 31 March 2016, USD million Outstanding debt (millions) Type of debt/lender Entity Bonds Loans RCF Vendor Financing Other Total VimpelCom Holdings B.V. 3,360 - - - - 3,360 VimpelCom Amsterdam B.V. - 1,000 - 622 - 1,622 PJSC VimpelCom 2,008 1,299 - 103 43 3,453 Pakistan Mobile Communications Ltd 72 294 - - - 365 Banglalink Digital Communications Ltd 300 63 - - - 363 Omnium Telecom Algeria S.p.A. - 508 - - - 508 KaR-Tel LLP   6       6 Others - 0 - 9 0 9 Total 5,740 3,170 - 734 43 9,686

USD million, unaudited   1Q16 1Q15 EBITDA   758 938 Transformation costs, of which   44 - Other transformation costs at OpCo level   9 - Other transformation costs at HQ level   35 - Other exceptional items in OpCos, of which   (4) 7 Reversal in tax and other provisions in Ukraine   (1) - Release of legal expenses and bad debt provision in Uzbekistan   (3) - SIM verification costs in Pakistan   - 7 Total exceptional Items   40 7 EBITDA underlying   799 945 Reconciliation of reported to underlying EBITDA

USD million   31 March 2016   31 December 2015 Net debt   6,407   5,496 Cash and cash equivalents   2,928   3,614 Long - term and short-term deposits   351   434 Gross debt   9,686   9,544 Interest accrued related to financial liabilities   148   179 Fair value adjustment   -   - Other unamortised adjustments to financial liabilities (fees, discounts etc.)   57   60 Derivatives not designated as hedges   50   2 Derivatives designated as hedges   48   3 Total other financial liabilities   9,989   9,788 Reconciliation of consolidated net debt

Rates of functional currencies to USD

	Average rates				Closing rates			Closing rates		
	1Q16	1Q15	YoY	FY16 Targets	1Q16	1Q15	YoY	4Q15	4Q14	YoY
Russian Ruble	74.63	62.19	20.0%	70.00	67.61	58.46	15.6%	72.88	56.26	29.5%
Euro	0.91	0.89	2.0%	0.88	0.88	0.93	-5.5%	0.92	0.83	11.4%
Algerian Dinar	107.82	93.21	15.7%	100.00	108.39	97.70	10.9%	107.10	87.92	21.8%
Pakistan Rupee	104.74	101.41	3.3%	105.00	104.71	101.93	2.7%	104.73	100.52	4.2%
Bangladeshi Taka	78.47	77.85	0.8%	79.00	78.38	77.81	0.7%	78.25	77.93	0.4%
Ukrainian Hryvnia	25.65	21.12	21.5%	25.00	26.22	23.44	11.9%	24.00	15.77	52.2%
Kazakhstani Tenge	355.12	184.58	92.4%	350.00	343.06	185.75	84.7%	339.47	182.35	86.2%
Uzbekistan Som	2,843.5	2,450.6	16.0%	2840.00	2,876.7	2,490.2	15.5%	2,810.0	2,422.4	16.0%
Armenian Dram	488.59	477.11	2.4%	480.00	480.79	471.13	2.1%	483.75	474.97	1.8%
Kyrgystani Som	74.21	60.82	22.0%	70.00	70.02	63.87	9.6%	75.90	58.89	28.9%
Georgian Lari	2.44	2.07	17.5%	2.25	2.37	2.23	6.2%	2.39	1.86	28.5%

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Rates of functional currencies to USD Average rates Closing rates Closing rates 1Q16 1Q15 YoY FY16 Targets 1Q16 1Q15 YoY 4Q15 4Q14 YoY Russian Ruble 74.628299999999996 62.191899999999997 0.19996816305660384 70 67.607600000000005 58.46 0.15647622305850151 72.8827 56.258400000000002 0.29549898326294377 Euro 0.90600000000000003 0.88849999999999996 1.9696117051209987 0.88 0.87870000000000004 0.93 -5.5% 0.92100000000000004 0.8266 0.11420275828695869 Algerian Dinar 107.81959999999999 93.213200000000001 0.15669883664545359 100 108.39360000000001 97.7 0.10945342886386911 107.1009 87.92 0.21816310282074602 Pakistan Rupee 104.7422 101.4063 3.3% 105 104.705 101.93 2.7% 104.73050000000001 100.52249999999999 4.2% Bangladeshi Taka 78.466899999999995 77.850399999999993 .8% 79 78.375 77.81 .7% 78.25 77.924999999999997 .4% Ukrainian Hryvnia 25.653700000000001 21.1157 0.21491117983301525 25 26.2181 23.44 0.11851962457337883 24.000699999999998 15.768599999999999 0.5220564920157782 Kazakhstani Tenge 355.11810000000003 184.5779 0.92394701640879018 350 343.06 185.75 0.84689098250336481 339.47 182.35 0.8616397038661916 Uzbekistan Som 2,843.5297 2,450.5747000000001 0.16035218187798964 2840 2,876.72 2,490.1999999999998 0.15521644847803384 2,809.98 2,422.4 0.15999834874504626 Armenian Dram 488.5942 477.11009999999999 2.4% 480 480.79 471.13 2.5% 483.75 474.97 1.8% Kyrgystani Som 74.212699999999998 60.823399999999999 0.22013402736446827 70 70.015799999999999 63.87 9.6% 75.899299999999997 58.886499999999998 0.28890832363954377 Georgian Lari 2.4350999999999998 2.0729000000000002 0.1747310531139947 2.25 2.3679000000000001 2.23 6.2% 2.3948999999999998 1.8635999999999999 0.28509336767546678

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

Customers

BU Russia

Russia

BU Italy

Italy

BU Algaria

Algeria

BU Pakistan

Pakistan

BU Bangladesh

Bangladesh

BU Ukraine

Ukraine

BU Kazakhstan

Kazakhstan

BU Eurasia

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Laos

EBITDA reconciliation (exceptional items)

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		1Q16	1Q15	YoY	1Q16	4Q15	YoY
Russian Ruble	RUB	74.63	62.19	20.0%	67.61	72.88	-7.2%
Euro	EUR	0.91	0.89	2.0%	0.88	0.92	-4.6%
Algerian Dinar	DZD	107.82	93.21	15.7%	108.39	107.10	1.2%
Pakistan Rupee	PKR	104.74	101.41	3.3%	104.71	104.73	0.0%
Bangladeshi Taka	BDT	78.47	77.85	0.8%	78.38	78.25	0.2%
Ukrainian Hryvnia	UAH	25.65	21.12	21.5%	26.22	24.00	9.2%
Kazakh Tenge	KZT	355.12	184.58	92.4%	343.06	339.47	1.1%
Uzbekistan Som	UZS	2,844	2,451	16.0%	2,876.72	2,809.98	2.4%
Armenian Dram	AMD	488.59	477.11	2.4%	480.79	483.75	-0.6%
Kyrgyz Som	KGS	74.21	60.82	22.0%	70.02	75.90	-7.8%
Georgian Lari	GEL	2.44	2.07	17.5%	2.37	2.39	-1.1%

VimpelCom Ltd. with Italy classified as held for sale from 3Q15 index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q14 Pro Forma	2Q14 Pro Forma	3Q14 Pro Forma	4Q14 Pro Forma	1Q15 Pro Forma	2Q15 Pro Forma	3Q15	4Q15	1Q16	FY14	FY15
Total operating revenue	3,465	3,507	3,544	3,000	2,312	2,570	2,442	2,301	2,023	13,517	9,625
Service revenue	3,399	3,447	3,462	2,922	2,260	2,515	2,364	2,193	1,953	13,231	9,332
EBITDA	1,496	1,470	1,520	1,074	938	1,069	58	811	758	5,560	2,857
EBITDA margin (%)	43.2%	41.9%	42.9%	35.8%	40.6%	41.6%	41.7%	35.2%	37.5%	41.1%	29.7%
EBIT	770	766	873	(536)	308	530	(480)	166	304	1,873	506
Profit/(Loss) before tax	378	503	427	(933)	(8)	329	(834)	(100)	155	375	(613)
Net income/(loss)	38	102	105	(890)	184	108	(1,005)	58	189	(647)	(691)
Capital expenditures (CAPEX)(5)	650	1,141	801	840	263	590	459	694	195	3,434	2,006
CAPEX excluding licenses(5)	531	764	739	799	210	462	448	634	151	2,833	1,753
CAPEX excluding licenses / revenue	15%	22%	21%	27%	9%	18%	18%	28%	7%	21%	18%
Operating cash flow (EBITDA(5)-CAPEX excluding licenses)	965	705	781	275	727	607	570	177	607	2,727	2,173
OCF margin (%)	28%	20%	22%	9%	31%	24%	23%	8%	30%	20%	23%

VimpelCom Ltd. before Italy was classified as held for sale

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	FY12	FY13*	FY14
Total operating revenue	5,591	5,718	5,685	5,552	5,024	5,067	5,145	4,391	3,515	3,759	23,061	22,546	19,627
Service revenue	5,313	5,449	5,477	5,290	4,810	4,861	4,847	4,207	3,358	3,610	22,122	21,531	18,725
EBITDA	2,348	2,425	2,474	1,013	2,088	2,076	2,205	1,600	1,396	1,511	9,768	8,260	7,970
EBITDA margin (%)	42.0%	42.4%	43.5%	18.2%	41.6%	41.0%	42.9%	36.4%	39.7%	40.2%	42.4%	36.6%	40.6%
EBIT	1,107	1,224	1,233	(3,218)	924	938	1,143	(421)	879	646	4,171	346	2,586
Profit/(Loss) before tax	543	762	665	(3,994)	246	479	110	(1,016)	444	188	2,282	(2,024)	(181)
Net income/(loss)	408	573	255	(3,861)	38	100	104	(935)	184	108	1,539	(2,625)	(691)
Capital expenditures (CAPEX)	755	791	1,040	1,720	735	1,331	978	1,211	460	804	4,120	4,306	4,256
CAPEX excluding licenses	595	791	930	1,682	725	1,017	964	1,201	407	675	4,120	3,998	3,908
CAPEX excluding licenses / revenue	11%	14%	16%	30%	14%	20%	19%	27%	12%	18%	18%	18%	20%
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,753	1,634	1,544	(669)	1,363	1,059	1,241	399	989	836	5,648	4,262	4,062
OCF margin (%)	31%	29%	27%	(12%)	27%	21%	24%	9%	28%	22%	24%	19%	21%

* Notes:

(1)	As a result of the succesful resolution in Algeria, adjustments to the following items were made:
(a)	4Q13 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim
(b)	4Q14 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 50 mln to reflect Cevital settlement
(2)	4Q13 EBITDA and CAPEX were affected by USD 72 mln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
(3)	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.
(4)	Previous periods were restated due to alignment with the Group definition.
(5)	Please refer to our EBITDA reconciliation table
(6)	EBITDA 4Q15 was restated due to late adjustments

VimpelCom Ltd.

index page

(in millions)

Mobile Customers*	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Russia	55.7	57.2	59.0	59.8	57.7	56.5	—	59.8
Algeria	17.1	17.1	17.0	17.0	16.7	17.6	16.5	17.0
Pakistan	38.2	33.4	35.2	36.2	38.1	37.6	38.5	36.2
Bangladesh	31.8	32.0	32.3	32.3	31.6	28.8	31.7	32.3
Ukraine	26.1	26.1	25.7	25.4	25.3	25.8	25.3	25.4
Kazakhstan	9.6	9.7	9.8	9.5	9.2	9.2	9.2	9.5
Uzbekistan	10.4	10.3	10.2	9.9	9.5	10.5	9.4	9.9
Armenia	0.8	0.8	0.8	0.8	0.8	0.7	0.8	0.8
Tajikistan	1.3	1.2	1.2	1.2	1.2	1.3	1.2	1.2
Georgia	1.3	1.3	1.4	1.3	1.2	1.1	1.2	1.3
Kyrgystan	2.7	2.8	2.7	2.7	2.6	2.7	2.5	2.7
Laos	0.2	0.2	0.2	0.2	0.2	0.3	0.2	0.2
Total without Italy**	195.1	192.0	195.5	196.3	194.0		136.6	196.3
Italy	21.4	21.4	21.3	21.1	20.9	22.3	20.9	21.1
Total on combined basis	216.5	213.4	216.8	217.4	215.0	214.3	157.5	217.4

Fixed line Customers*	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Russia	2.3	2.2	2.2	2.2	2.2			—
Algeria	—	—	—	—	—			—
Pakistan	—	—	—	—	—			—
Bangladesh	—	—	—	—	—			0.8
Ukraine	0.8	0.8	0.8	0.8	0.8			0.2
Kazakhstan	0.2	0.2	0.2	0.2	0.2			0.0
Uzbekistan	0.0	0.0	0.0	0.0	—			0.2
Armenia	0.2	0.2	0.2	0.1	0.1			—
Tajikistan	—	—	—	—	—			—
Georgia	—	—	—	—	—			—
Kyrgystan	—	—	—	—	—			2.2
Laos	—	—	—	—	0.0			—
Total without Italy**	3.5	3.4	3.4	3.4	3.4	—	—	3.4
Italy	2.2	2.2	2.2	2.3	2.3			—
Total on combined basis	5.7	5.6	5.6	5.7	5.7			3.4

*	The numbers exclude customers of Wind Canada, CAR, Burundi and Zimbabwe, customers for Algeria have been restated
**	Starting from 3Q15 Italian business is classified as held for sale

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	2,304	2,334	2,298	2,173	1,893	1,964	2,021	1,580	1,067	1,292	1,154	1,089	890	9,109	7,459	4,602
EBITDA**	963	997	980	876	760	813	827	580	421	524	455	424	324	3,815	2,980	1,824
EBITDA margin (%)**	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	39.3%	38.9%	36.4%	41.9%	40.0%	39.2%
Capital expenditures (CAPEX)	220	355	395	852	325	392	419	423	84	216	202	403	48	1,822	1,559	906
CAPEX excluding licenses	220	355	395	852	315	378	405	416	80	212	198	343	43	1,822	1,514	833
Operating cash flow (EBITDA-CAPEX excluding licenses)**	743	642	585	24	445	435	422	164	341	312	257	81	281	1,993	1,466	991
OCF margin (%)**	32%	27%	25%	1%	23%	22%	21%	10%	32%	24%	22%	7%	32%	22%	20%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenues	1,911	1,937	1,902	1,786	1,540	1,604	1,651	1,275	870	1,078	973	915	743	7,536	6,070	3,836
Service Revenue (Mobile)	1,776	1,833	1,854	1,730	1,500	1,569	1,600	1,208	839	1,043	930	859	706	7,193	5,877	3,672
Data Revenue (Mobile)*	236	242	246	270	251	256	272	224	164	199	180	183	164	994	1,003	726
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	56.5	57.2	59.8
Mobile data customers (mln)*	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	31.0	30.8	33.3	34.3	32.6	n.a.	n.a.	34.3
ARPU (USD)*	10.6	10.8	10.6	10.1	8.9	9.3	9.3	7.0	4.8	6.0	5.2	4.7	3.9	n.a.	n.a.	n.a.
MOU, min	277	294	290	293	287	310	311	316	303	320	319	319	315	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	15%	14%	15%	18%	17.1%	13.4%	14.5%	15.7%	15.8%	12.8%	13.4%	12.6%	16%	n.a.	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,931	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	393	397	395	387	353	360	370	305	197	214	181	174	147	1,572	1,388	766
Service revenue	387	392	392	381	348	355	366	303	196	213	181	171	146	1,552	1,372	761
Broadband revenue	105	100	95	97	91	93	86	69	51	58	46	41	40	397	339	196
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.3	2.3	2.2
Broadband ARPU (USD)	14.5	14.0	13.5	13.9	13.1	13.5	12.5	10.2	7.4	8.6	6.8	6.2	6.0	n.a.	n.a.	n.a.
FTTB revenue	101	98	92	94	88	90	83	69	50	57	45	41	39	385	330	193
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.2
FTTB ARPU (USD)	14.6	14.1	13.5	13.9	13.1	13.5	12.5	10.3	7.4	8.6	6.8	6.2	6.0	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	70,080	73,816	75,354	70,660	66,148	68,722	73,082	73,947	66,276	68,035	72,369	71,747	66,297	289,910	281,898	278,427
EBITDA**	29,292	31,519	32,131	28,479	26,548	28,468	29,878	27,042	26,130	27,536	28,466	28,012	24,159	121,421	111,935	110,145
EBITDA margin (%)**	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	39.4%	40.5%	39.3%	39.0%	36.4%	41.9%	39.7%	39.6%
Capital expenditures (CAPEX)	6,711	11,264	12,946	27,871	11,486	13,706	15,147	20,970	5,425	11,396	12,645	27,308	3,551	58,792	61,309	56,775
CAPEX excluding licenses*	6,711	11,264	12,946	27,871	11,145	13,218	14,664	20,648	5,179	11,164	12,358	23,368	3,181	58,792	59,675	52,069
Operating cash flow (EBITDA-CAPEX excluding licenses)**	22,581	20,255	19,185	608	15,403	15,250	15,214	6,394	20,951	16,372	16,108	4,644	20,978	62,629	52,261	58,076
OCF margin (%)**	32%	27%	25%	1%	23%	22%	21%	9%	32%	24%	22%	6%	32%	22%	21%	21%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenues	58,117	61,254	62,395	58,087	53,805	56,133	59,691	59,637	54,024	56,758	61,005	60,302	55,371	239,852	229,266	232,088
Service revenue	54,003	57,959	60,804	56,253	52,385	54,883	57,810	56,360	52,148	54,926	58,307	56,543	52,620	229,020	221,438	221,925
Data Revenue*	7,194	7,649	8,054	8,792	8,755	8,957	9,829	10,523	10,204	10,473	11,268	12,079	12,188	31,689	38,065	44,024
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	57.2	59.0	59.8	57.7	56.5	57.2	59.8
Mobile data customers (mln)*	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	31.0	30.8	33.3	34.3	32.6	n.a.	n.a.	34
ARPU (RUB)*	321	341	349	327	310	326	336	325	300	316	326	309	291	n.a.	n.a.	n.a.
MOU (min)	277	294	290	293	287	310	311	316	303	320	319	319	314.8	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15%	14%	15%	18%	17%	13%	15%	16%	16%	13%	13%	13%	16%	n.a.	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,483	1,490	1,607	1,790	1,931	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	11,963	12,561	12,960	12,574	12,343	12,589	13,391	14,309	12,252	11,278	11,364	11,445	10,926	50,058	52,632	46,339
Service revenue	11,774	12,396	12,841	12,402	12,175	12,444	13,228	14,217	12,200	11,235	11,327	11,279	10,862	49,413	52,064	46,041
Broadband revenue	3,187	3,173	3,119	3,152	3,187	3,251	3,103	3,230	3,168	3,060	2,869	2,886	2,811	12,632	12,771	11,983
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.2	2.2	2.3	2.3	2.2
Broadband ARPU (RUB)	440	443	443	451	457	474	454	477	459	451	428	432	422	n.a.	n.a.	n.a.
FTTB revenue	3,086	3,084	3,024	3,056	3,078	3,156	3,004	3,196	3,095	3,005	2,820	2,841	2,762	12,250	12,434	11,760
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.2
FTTB ARPU (RUB)	443	446	443	450	457	473	454	477	459	451	428	432	423	n.a.	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.
**	EBITDA for 4Q15 was restated due to the late adjustments after publication of 4Q15 Factbook

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14**	1Q15	2Q15	3Q15	4Q15	1Q16	FY13*	FY14***	FY15
Total operating revenue	429	437	429	396	323	328	325	299	279	1,796	1,690	1,273
Service revenue	428	434	422	393	320	326	321	292	276	1,791	1,678	1,259
EBITDA	247	238	225	198	169	175	178	162	158	1,054	907	684
EBITDA margin (%)	57.6%	54.5%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	59.1%	53.5%	53.7%
Capital expenditures (CAPEX)	60	162	84	109	45	46	33	69	27	122	415	192
CAPEX excluding licenses	60	162	84	109	45	46	33	69	27	84	415	192
Data Revenue	2.6	2.4	9.1	7.8	8.0	11.5	13.1	13.3	16.2	8.4	21.8	45.9
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	17.6	17.7	17.0
ARPU (USD)	8.1	8.3	7.9	7.4	6.1	6.3	6.1	5.7	5.4	n.a.	n.a.	n.a.
MOU (min)***	215	218	213	204	344	387	390	375	348	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	9.0%	n.a.	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	187	76	141	116	124	129	145	93	131	971	520	491
OCF margin (%)	44%	17%	33%	29%	38%	39%	45%	31%	47%	54%	31%	39%

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	33.5	34.5	34.4	33.7	30.0	32.2	33.4	31.9	30.0	142.8	136.2	127.6
Service revenue	33.4	34.3	33.9	33.5	29.8	32.0	33.1	31.2	29.7	142.7	135.0	126.1
EBITDA	19.2	18.8	18.1	16.8	15.7	17.2	18.3	17.3	17.1	85.0	72.6	68.6
EBITDA margin (%)	57.4%	54.3%	52.5%	49.8%	52.3%	53.4%	54.8%	54.3%	56.8%	59.1%	53.5%	53.7%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	n.a.	n.a.	20
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	4.2	4.5	3.4	7.3	2.9	n.a.	n.a.	20
Data Revenue	0.2	0.2	0.5	0.7	0.7	1.1	1.4	1.4	1.7	0.7	1.6	4.6
Customers (mln)	17.4	17.1	17.6	17.7	17.1	17.1	17.0	17.0	16.7	17.6	17.7	17.0
ARPU (DZD)	631	657	648	622	569	620	620	608	583	n.a.	n.a.	n.a.
MOU (min)***	215	205	213	204	344	387	390	375	348	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.8%	7.6%	7.5%	6.4%	11.6%	8.7%	9.6%	9.1%	9%	n.a.	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	208	273	255	288	295	n.a.	n.a.	n.a.

*	Number of data customers was restated due to technical reason. As the result of it MBOU was restated as well for periods 1Q15-4Q15
**	4Q14 EBITDA excludes USD 50 mln (DZD 4 bln) one-off provisions related to the 51% sale in Algeria
***	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	278	289	259	240	251	268	241	251	249	257	252	256	273	1,066	1,010	1,014
Service revenue	268	280	250	231	241	256	230	239	236	244	238	241	257	1,029	966	960
EBITDA	117	125	111	89	99	104	84	99	96	106	103	104	116	442	386	409
EBITDA margin (%)	42.3%	43.0%	43.0%	37.2%	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	41.5%	38.2%	40.4%
Capital expenditures (CAPEX)	9	39	52	90	55	410	97	89	26	79	65	68	12	190	651	238
CAPEX excluding licenses	9	39	52	90	55	110	97	89	26	79	65	68	12	190	351	238
Data Revenue	6.8	7.8	8.7	8.6	9.8	12.2	12.5	14.2	18.7	20.6	21.6	24.8	32.7	31.9	48.7	85.6
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	37.6	38.5	36.2
ARPU (USD)	2.5	2.5	2.2	2.0	2.0	2.2	1.9	2.0	2.0	2.2	2.2	2.2	2.2	n.a.	n.a.	n.a.
MOU (min)*	228	233	222	222	213	230	236	273	559	658	684	689	692	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	4.0%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	108	86	59	(1)	44	(6)	(13)	10	70	27	39	35	104	252	35	171
OCF margin (%)	39%	30%	23%	0%	18%	(2%)	(5%)	4%	28%	11%	15%	14%	38%	24%	3%	17%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	27.0	28.5	26.7	25.7	26.0	26.3	24.2	25.5	25.3	26.2	25.9	26.8	28.6	108.0	102.1	104.2
Service revenue	26.3	27.6	25.7	24.5	24.9	25.2	23.1	24.3	24.0	24.9	24.5	25.3	27.0	104.1	97.6	98.6
EBITDA	11.5	12.3	11.5	9.6	10.0	10.2	8.5	10.1	9.7	10.8	10.6	10.9	12.2	44.5	39.0	42.0
EBITDA margin (%)	42.3%	43.0%	43.1%	37.2%	39.5%	38.9%	34.9%	39.5%	38.5%	41.3%	41.0%	40.5%	42.6%	41.5%	38.2%	40.4%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	n.a.	n.a.	24.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.6	8.1	6.7	7.2	1.3	n.a.	n.a.	24.5
Data Revenue	0.7	0.8	0.9	0.9	1.0	1.2	1.3	1.4	1.9	2.1	2.2	2.6	3.4	3.3	4.9	8.8
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	33.4	35.2	36.2	38.1	37.6	38.5	36.2
ARPU (PKR)	244	249	229	219	216	214	195	204	203	225	230	228	234	n.a.	n.a.	n.a.
MOU (min)*	228	233	222	222	213	230	236	273	559	658	684	689	692	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	3.8%	21.6%	3.7%	5.5%	4.0%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	297	298	350	341	297	n.a.	n.a.	n.a.

*	Starting from 1Q15 MOU is total (not MOU billed) due to alingment with the Group policies.

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	118	129	129	128	134	141	142	146	147	151	154	153	155	504	563	604
Service revenue	118	129	129	122	132	139	140	144	145	149	151	151	153	498	556	596
EBITDA	49	48	47	43	49	54	56	60	60	63	69	51	70	187	219	242
EBITDA margin (%)	41.4%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	45.3%	37.1%	38.9%	40.1%
Capital expenditures (CAPEX)	12	13	127	131	27	43	50	59	12	32	49	42	17	282	178	134
CAPEX excluding licenses	12	13	17	131	27	43	50	59	12	32	49	42	17	172	178	134
Data Revenue	2.5	2.8	3.8	4.0	4.4	5.0	6.3	7.5	8.6	9.3	11.5	12.2	13.6	13.1	23.2	41.6
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	28.8	30.8	32.3
ARPU (USD)	1.5	1.6	1.5	1.4	1.5	1.6	1.5	1.6	1.5	1.5	1.6	1.5	1.6	n.a.	n.a.	n.a.
MOU (min)*	175	198	189	183	188	201	200	186	295.2	300.5	308.7	305.2	311.4	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	4.5%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	37	36	30	(88)	23	11	7	1	48	31	20	9	53	15	41	108
OCF margin (%)	31%	28%	23%	(69%)	17%	8%	5%	0%	32%	21%	13%	6%	34%	3%	7%	18%

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	9.3	10.1	10.0	10.0	10.2	10.9	11.0	11.3	11.4	11.8	11.9	12.0	12.2	39.4	43.7	47.1
Service revenue	9.3	10.0	10.0	9.5	10.2	10.8	10.9	11.2	11.3	11.6	11.8	11.8	12.0	38.8	43.1	46.4
EBITDA	3.8	3.7	3.6	3.4	4.0	4.2	4.4	4.6	4.6	4.9	5.3	4.0	5.5	14.6	17.0	18.9
EBITDA margin (%)	41.3%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	40.6%	41.9%	44.7%	33.1%	45.3%	37.1%	38.9%	40.1%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	n.a.	n.a.	10.5
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.9	2.5	3.8	3.3	1.3	n.a.	n.a.	10.5
Data Revenue	0.20	0.22	0.29	0.31	0.30	0.39	0.49	0.58	0.67	0.73	0.89	0.96	1.07	1.02	1.76	3.25
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	32.0	32.3	32.3	31.6	28.8	30.8	32.3
ARPU (BDT)	119	126	121	110	117	121	120	122	119	120	121	121	124	n.a.	n.a.	n.a.
MOU (min)*	175	198	189	183	188	201	200	186	295	300	309	305	311	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	4.5%	5.7%	5.7%	6.4%	4.5%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66	60	104	134	157	n.a.	n.a.	n.a.

*	Starting from 1Q15 MOU is total (not MOU billed) due to alingment with the Group policies.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	396	401	420	394	335	259	252	216	151	154	166	152	136	1,611	1,062	622
EBITDA	194	192	208	186	162	115	114	92	63	70	84	75	71	781	483	292
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.4%	42.7%	41.3%	45.6%	51.0%	49.1%	52.6%	48.5%	45.2%	47.0%
Capital expenditures (CAPEX)	42	48	66	56	35	30	35	37	45	178	38	38	10	212	137	298
CAPEX excluding licenses*	42	48	66	56	35	30	35	37	32	54	36	38	9	212	137	160
Operating cash flow (EBITDA-CAPEX excluding licenses)	152	144	143	130	127	85	79	55	31	16	48	37	62	569	346	133
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	24%	20%	10%	29%	24%	46%	35%	32%	21%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	362	367	384	359	305	236	232	200	140	143	155	141	126	1,473	973	578
Service revenue	355	360	376	357	305	235	231	199	139	142	154	140	125	1,448	970	576
Data Revenue	26.4	27.0	29.3	29.9	27.6	20.5	19.5	17.8	14.0	14.0	19.0	19.7	19.3	112.6	85	66
Customers (mln)	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.8	26.2	25.4
ARPU (USD)	4.6	4.6	4.8	4.6	3.9	3.1	3.0	2.5	1.8	1.8	1.9	1.8	1.6	n.a.	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	524	536	530	537	562	572	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	33	33	36	35	30	24	20	16	11	11	11	11	10	137	90	45
Service revenue	33	33	36	35	29	24	20	16	11	11	11	11	10	137	89	45
Broadband revenue	12	13	13	13	13	10	9	8	6	6	6	6	6	51	40	24
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	1	0.8	0.8	0.8
Broadband ARPU (USD)	6.3	6.2	6.1	6.0	5.6	4.0	3.6	3.2	2.3	2.5	2.5	2.5	2.3	n.a.	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	3,162	3,201	3,359	3,149	2,942	3,034	3,160	3,095	3,092	3,315	3,595	3,472	3,478	12,871	12,231	13,475
EBITDA	1,550	1,536	1,666	1,487	1,430	1,349	1,436	1,311	1,278	1,512	1,835	1,706	1,830	6,239	5,526	6,332
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.5%	42.3%	41.3%	45.6%	51.0%	49.1%	52.6%	48.5%	45.2%	47.0%
Capital expenditures (CAPEX)	336	383	525	447	305	354	445	554	1,033	3,999	833	875	264	1,690	1,658	6,740
CAPEX excluding licenses*	336	383	525	447	305	350	444	554	742	1,176	778	869	249	1,690	1,652	3,566
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,215	1,153	1,141	1,040	1,125	999	991	757	535	336	1,057	837	1,582	4,549	3,874	2,766
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	24%	17%	10%	29%	24%	45%	35%	32%	21%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	2,897	2,936	3,069	2,866	2,682	2,754	2,906	2,870	2,859	3,077	3,357	3,215	3,220	11,768	11,212	12,508
Service revenue	2,836	2,879	3,008	2,856	2,677	2,750	2,899	2,863	2,851	3,069	3,348	3,206	3,210	11,579	11,190	12,475
Data Revenue	210.7	216.0	234.0	239.0	242.3	240.4	244.6	256.4	281.4	303.7	408.2	449.1	496	900	984	1,442
Customers (mln)	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	26.1	25.7	25.4	25.3	25.8	26.2	25.4
ARPU (UAH)	36.5	36.5	38.2	36.5	34.6	35.7	37.0	36.1	36.0	38.7	42.2	41.3	41.7	n.a.	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	524	536	530	537	562	572.4	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	5.4%	5.0%	6.6%	6.4%	5.0%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	265	265	290	283	260	280	255	225	233	238	238	257	259	1,103	1,020	967
Service revenue	265	265	290	282	259	279	254	225	233	238	238	257	259	1,102	1,017	967
Broadband revenue	96	101	104	107	114	111	107	111	117	132	132	143	148	408	443	524
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (UAH)	50.0	49.7	48.8	48.1	49.1	47.1	44.6	45.5	47.7	53.4	54.2	59.0	60.6	n.a.	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.

Kazakhstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	180	186	197	193	164	169	156	109	81	840	756	598
EBITDA	86	90	95	78	81	82	66	46	31	391	349	276
EBITDA margin (%)	47.8%	48.7%	48.2%	40.2%	49.5%	48.6%	42.5%	41.9%	38.7%	46.5%	46.2%	45.5%
Capital expenditures (CAPEX)	9	17	26	57	7	22	18	25	50	159	109	71
CAPEX excluding licenses	9	17	26	57	7	22	18	25	11	159	109	71
Operating cash flow (EBITDA-CAPEX excluding licenses)	77	73	69	21	74	60	48	21	20	232	240	205
OCF margin (%)	42%	39%	35%	11%	45%	36%	31%	19%	25%	28%	32%	32%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	160	165	177	172	144	149	137	94	67	761	674	523
Service revenue	159	165	177	172	144	148	135	91	66	761	673	518
Data Revenue	23.4	21.5	26.8	30.9	30.0	28.0	26.0	18.3	16	91.1	103	102
Customers (mln)	9.2	9.6	9.8	9.8	9.6	9.7	9.8	9.5	9.2	9.2	9.8	9.5
Mobile data customers (mln)	5.2	5.3	5.4	5.4	5.2	5.1	5.2	5.0	4.8	5.2	5.4	5.0
ARPU (USD)	6	6	6	6	5	5	4	3	2.3	n.a.	n.a.	n.a.
MOU (min)	293	326	317	298	273	292	292	294	299	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	11%	13%	14%	13%	12%	13%	15%	15%	n.a.	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	414	416	602	822	1,010	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	20	21	20	21	20	20	19	15	13	78	82	75
Service revenue	20	21	20	21	20	20	19	15	13	77	82	75
Broadband revenue	9	8	8	9	12	9	10	6	6	34	34	37
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	16	14	14	15	20	14	12	10	9	n.a.	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	30,453	33,920	35,928	34,966	30,284	31,408	33,232	32,694	28,723	127,748	135,267	127,618
EBITDA	14,558	16,532	17,343	14,061	14,981	15,265	14,108	13,714	11,119	59,435	62,492	58,067
EBITDA margin (%)	47.8%	48.7%	48.2%	40.2%	49.5%	48.6%	42.5%	41.9%	38.7%	46.5%	46.2%	45.5%
Capital expenditures (CAPEX)	1,637	3,170	4,805	10,057	1,239	4,066	4,033	7,616	17,838	24,241	19,669	16,954
CAPEX excluding licenses	1,637	3,170	4,805	10,057	1,239	4,066	4,033	7,616	3,838	24,241	19,669	16,954
Operating cash flow (EBITDA-CAPEX excluding licenses)	12,921	13,362	12,517	4,004	13,742	11,200	10,075	6,097	7,281	35,194	42,823	41,113
OCF margin (%)	42%	39%	35%	11%	45%	36%	30%	19%	25%	28%	32%	32%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	27,009	30,167	32,284	31,183	26,564	27,617	29,166	28,093	23,931	115,956	120,643	111,440
Service revenue	26,976	30,131	32,257	31,148	26,537	27,571	28,789	27,141	23,424	115,835	120,513	110,039
Data Revenue	3,947	3,927	4,883	5,603	5,456	5,251	5,471	5,490	5,775	13,870	18,359	21,668
Customers (mln)	9.2	9.6	9.8	9.8	9.6	9.7	9.8	9.5	9.2	9.2	9.2	9.5
Mobile data customers (mln)	5.2	5.3	5.4	5.4	5.2	5.1	5.2	5.0	4.8	5.2	5.4	5.0
ARPU (KZT)	975	1,058	1,098	1,041	898	934	954	907	806	n.a.	n.a.	n.a.
MOU (min)	293	326	317	298	273	292	292	294	299	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	11%	13%	14%	14%	12%	13%	15%	15%	n.a.	n.a.	n.a.
MBOU*	n.a.	n.a.	n.a.	n.a.	414	416	602	822	1010	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	3,444	3,753	3,644	3,783	3,720	3,791	4,067	4,601	4,792	11,842	14,624	16,179
Service revenue	3,412	3,748	3,608	3,769	3,707	3,779	4,057	4,586	4,784	11,781	14,565	16,129
Broadband revenue	1,514	1,502	1,445	1,844	1,865	1,831	1,773	1,943	2,099	5,323	6,880	7,412
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (KZT)	2,685	2,632	2,581	3,024	3,726	2,597	2,575	3,067	3,013	n.a.	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.

Uzbekistan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13*	FY14	FY15
Total operating revenue	163	179	190	186	167	175	186	183	165	672	718	711
EBITDA	105	115	127	115	105	113	99	121	100	347	461	437
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.2%	65.9%	60.8%	51.5%	64.2%	61.5%
Capital expenditures (CAPEX)	21	10	20	28	0	1	34	20	30	142	79	54
CAPEX excluding licenses	21	10	20	28	0	1	34	20	30	142	79	54
Operating cash flow (EBITDA-CAPEX excluding licenses)	84	104	106	87	105	111	65	101	71	205	381	383
OCF margin (%)	52%	58%	56%	47%	63%	64%	35%	55%	43%	31%	53%	54%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	161	177	189	184	166	174	184	182	164	665	711	706
Service revenue	161	176	189	184	165	174	183	182	164	663	710	704
Data Revenue	30.4	31.3	34.9	35.7	34.3	33.8	34.2	33.7	31.8	94.8	132.3	136.0
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	10.5	10.6	9.9
Mobile data customers (mln)	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	5.4	5.5	4.7
ARPU (USD)	5.1	5.6	6.0	5.8	5.2	5.6	6.0	6.0	5.6	n.a.	n.a.	n.a.
MOU (min)*	465	531	568	528	498	553	550	501	472	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)*	12%	12%	12%	12%	12%	11%	12%	12%	12%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	2.0	2.0	2.0	2.0	1.4	1.4	1.3	1.3	1.2	7.8	8.0	5.4
Service revenue	1.8	2.0	2.0	2.0	1.4	1.3	1.3	1.2	1.2	7.5	7.8	5.3
Broadband revenue	0.7	0.7	0.7	0.6	0.6	0.5	0.5	0.5	0.0	2.8	2.7	2.1
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	21.0	19.0	14.0	16.9	16.7	16.8	15.4	14.0	0.0	n.a.	n.a.	n.a

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13*	FY14	FY15
Total operating revenue	363	409	446	445	409	442	480	497	469	1,412	1,662	1,829
EBITDA	234	262	296	274	257	284	255	328	285	719	1,066	1,124
EBITDA margin (%)	64.4%	64.2%	66.5%	61.6%	62.7%	64.3%	53.1%	65.9%	60.8%	51.5%	64.2%	61.5%
Capital expenditures (CAPEX)	46	23	47	67	0	3	87	53	85	289	184	143
CAPEX excluding licenses	46	23	47	67	0	3	87	53	85	289	184	143
Operating cash flow (EBITDA-CAPEX excluding licenses)	188	239	249	207	257	281	168	275	200	429	882	981
OCF margin (%)	52%	58%	56%	46%	63%	64%	35%	55%	43%	31%	53%	54%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	359	405	442	441	406	439	476	494	465	1,396	1,646	1,815
Service revenue	358	404	441	441	405	439	475	493	465	1,392	1,643	1,811
Data Revenue	67.7	71.7	81.7	85.4	84.1	85.3	88.5	91.4	90.3	199.3	306.4	349.2
Customers (mln)	10.4	10.4	10.5	10.6	10.4	10.3	10.2	9.9	9.5	10.5	10.6	9.9
Mobile data customers (mln)	5.4	5.3	5.4	5.5	5.2	5.0	4.8	4.7	4.4	5.4	5.5	4.7
ARPU (UZS)	11,293	12,805	13,955	13,804	12,819	14,092	15,393	16,237	15,877	n.a.	n.a.	n.a.
MOU (min)*	465	531	568	528	498	553	550	501	472	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)*	12%	12%	12%	12%	12%	11%	12%	12%	12%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	4.0	3.9	4.0	3.9	3.5	3.5	3.4	3.4	3.5	15.8	15.8	13.8
Service revenue	4.0	3.9	3.9	3.8	3.4	3.4	3.4	3.4	3.5	15.7	15.6	13.4
Broadband revenue	1.5	1.5	1.6	1.5	1.4	1.3	1.3	1.3	0.0	5.9	6.1	5.4
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (UZS)	46,631	43,076	43,970	40,462	45,518	42,404	40,215	38,858	—	n.a.	n.a.	n.a.

*	Previous periods were restated due to alignment with the Group definition.

Armenia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	33	34	39	32	26	28	30	27	23	145	138	111
EBITDA	12	13	15	6	9	11	12	7	8	57	46	40
EBITDA margin (%)	36.6%	37.1%	37.7%	19.3%	35.2%	40.5%	40.7%	25.1%	35.8%	39.4%	32.5%	35.6%
Capital expenditures (CAPEX)	1	2	5	6	2	2	5	7	1	11	14	16
CAPEX excluding licenses	1	2	5	6	2	2	5	7	1	11	14	16
Operating cash flow (EBITDA-CAPEX excluding licenses)	11	11	10	—	7	9	7	(1)	8	46	32	23
OCF margin (%)	33%	30%	26%	0%	27%	32%	23%	-2%	34%	32%	22%	21%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	14	15	18	15	12	13	15	13	11	64	62	53
Service revenue	13	15	17	14	11	12	14	12	10	62	59	50
Data Revenue	1.39	1.38	1.50	1.47	1.33	1.38	1.54	1.51	1.45	5.1	5.7	5.8
Customers (mln)	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.7	0.8	0.8
Mobile data customers (mln)	0.3	0.3	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.3	0.4	0.4
ARPU (USD)	6.3	6.7	7.4	6.0	4.7	5.0	5.5	4.6	3.8	n.a.	n.a.	n.a.
MOU (min)	365	382	377	371	341	366	354	350	335	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	11.0%	11.2%	10.8%	10.9%	9.6%	8.5%	9.7%	11.2%	9.0%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	19	19	21	17	15	15	15	14	12	81	76	58
Service revenue	19	19	21	17	15	15	15	13.6	12	80	76	58
Broadband revenue	5.1	4.9	4.7	4.4	3.9	3.9	3.8	3.8	3.7	21.8	19	15
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.1	0.2	0.2	0.1
Broadband ARPU (USD)	10.6	10.3	10.3	9.7	8.7	8.7	8.4	8.3	8.5	n.a.	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	13,672	14,136	15,812	13,859	12,528	13,307	14,431	12,845	11,010	59,278	57,479	53,111
EBITDA	4,997	5,239	5,956	2,478	4,415	5,388	5,870	3,223	3,942	23,340	18,670	18,896
EBITDA margin (%)	36.6%	37.1%	37.7%	17.9%	35.2%	40.5%	40.7%	25.1%	35.8%	39.4%	32.5%	35.6%
Capital expenditures (CAPEX)	501	1,025	1,977	2,605	975	1,183	2,179	3,493	247	4,636	6,108	7,830
CAPEX excluding licenses	501	1,025	1,977	2,605	975	1,183	2,179	3,493	247	4,636	6,108	7,830
Operating cash flow (EBITDA-CAPEX excluding licenses)	4,496	4,214	3,979	(127)	3,440	4,205	3,690	(270)	3,696	18,704	12,562	11,065
OCF margin (%)	33%	30%	25%	-1%	27%	32%	25%	-2%	34%	32%	22%	21%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	5,856	6,297	7,158	6,429	5,568	6,298	7,227	6,337	5,218	26,259	25,740	25,429
Service revenue	5,519	6,033	6,935	6,155	5,355	5,918	6,718	5,669	4,847	25,587	24,642	23,659
Data Revenue	572	570	614	634	633	656	740	735	709	2,122	2,389	2,764
Customers (mln)	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.7	0.8	0.8
Mobile data customers (mln)	0.3	0.3	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.3	0.4	0.4
ARPU (AMD)	2,589	2,752	3,020	2,588	2,229	2,404	2,618	2,169	1,861	n.a.	n.a.	n.a.
MOU (min)	365	382	377	371	341	366	354	350	334.5	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	11.0%	11.2%	10.8%	10.9%	9.6%	8.5%	9.7%	11.2%	9.0%	n.a.	n.a.	n.a.

FIXED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	7,816	7,840	8,654	7,430	6,960	7,009	7,204	6,508	5,792	32,978	31,740	27,682
Service revenue	7,766	7,811	8,638	7,407	6,943	6,988	7,182	6,490	5,774	32,759	31,622	27,602
Broadband revenue	2,095	2,011	1,934	1,899	1,876	1,865	1,830	1,804	1,799	8,942	7,938	7,375
Broadband customers (mln)	0.2	0.2	0.2	0.1	0.2	0.2	0.2	0.1	0.1	0.2	0.1	0.1
Broadband ARPU (AMD)	4,369	4,260	4,189	4,174	4,136	4,150	4,038	4,032	4,136	n.a.	n.a.	n.a.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	31	37	41	33	26	30	35	28	19	148	142	118
EBITDA	14	14	20	13	14	18	25	17	12	74	62	75
EBITDA margin (%)	46.6%	38.5%	49.9%	38.5%	52.8%	61.0%	72.7%	62.7%	61.3%	49.7%	43.5%	63.0%
Capital expenditures (CAPEX)	2	4	1	11	0	4	2	10	0	16	18	16
CAPEX excluding licenses	2	4	1	11	0	4	2	10	0	16	18	16
Operating cash flow (EBITDA-CAPEX excluding licenses)	13	11	19	2	13	14	23	8	12	57	44	59
OCF margin (%)	41%	29%	47%	5%	53%	47%	67%	28%	63%	39%	31%	50%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	31	37	41	33	26	30	35	28	19	144	142	118
Service revenue	31	37	41	33	26	30	35	28	19	145	142	118
Data Revenue	1.15	1.04	0.92	0.90	0.82	0.63	0.64	0.59	0.56	3.34	4.01	2.68
Customers (mln)	1.3	1.3	1.3	1.3	1.3	1.2	1.2	1.2	1.2	1.3	1.3	1.2
Mobile data customers (mln)	0.6	0.6	0.6	0.5	0.5	0.5	0.4	0.4	0.5	0.5	0.5	0.4
ARPU (USD)	7.9	9.6	10.7	8.6	6.8	8.0	9.7	7.8	5.4	n.a.	n.a.	n.a.
MOU (min)	278	283	297	287	263	289	308	300	279	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	18.0%	20.5%	20.5%	18.2%	19.6%	19.5%	20.6%	17.0%	18.8%	n.a.	n.a.	n.a.

FIXED-LINE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	0.0	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	2.7	0.3	0.0

Georgia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	19	18	21	21	15	15	15	12	10	88	79	56
EBITDA	5	4	6	5	2	3	3	2	2	27	20	10
EBITDA margin (%)	26.2%	25.2%	27.7%	21.4%	14.3%	21.6%	19.2%	15.0%	19.5%	30.4%	25.1%	17.7%
Capital expenditures (CAPEX)	2	3	6	10	40	5	5	9	1	18	21	60
CAPEX excluding licenses	2	3	6	8	4	5	5	9	1	18	18	23
Operating cash flow (EBITDA-CAPEX excluding licenses)	3	1	0	(3)	(1)	(2)	(2)	(8)	1	8	1	-13
OCF margin (%)	18%	10%	2%	(15%)	(9%)	(13%)	(11%)	(60%)	8%	11%	2%	-22%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	18	17	20	19	13	12	14	11	10	83	74	51
Service revenue	17	17	20	19	13	12	13	11	10	79	73	49
Data Revenue	0.6	0.6	0.7	0.6	0.5	0.5	0.6	0.6	0.6	2.6	2.5	2.3
Customers (mln)	1.1	1.1	1.3	1.3	1.3	1.3	1.4	1.3	1.2	1.1	1.3	1.3
Mobile data customers (mln)	0.4	0.4	0.4	0.4	0.5	0.5	0.5	0.5	0.4	0.4	0.4	0.5
ARPU (USD)	5.0	4.9	5.3	4.5	3.2	3.0	3.1	2.7	2.5	n.a.	n.a.	n.a.
MOU (min)	214	226	239	230	226	241	245	229	234	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	16.1%	16.4%	15.9%	21.3%	16.7%	16.1%	15.8%	20.4%	19.5%	n.a.	n.a.	n.a.

FIXED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	1.0	0.4	1.2	1.8	1.6	2.7	1.7	1.0	0.0	4.6	4.4	7.0
Service revenue	0.9	0.4	1.2	1.8	1.6	2.7	1.7	1.0	0.0	4.8	4.3	7.0

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	33	31	37	39	30	34	36	30	25	147	140	130
EBITDA	9	8	10	8	4	7	7	4	5	45	35	23
EBITDA margin (%)	26.2%	25.2%	27.7%	21.4%	14.2%	21.6%	19.2%	15.0%	19.4%	30.4%	25.1%	17.7%
Capital expenditures (CAPEX)	3	5	10	19	83	12	11	23	3	29	37	129
CAPEX excluding licenses	3	5	10	14	7	12	11	23	3	29	32	52
Operating cash flow (EBITDA-CAPEX excluding licenses)	6	3	0	(6)	(3)	(5)	(4)	(18)	2	16	3	-29
OCF margin (%)	18%	10%	0%	(15%)	(10%)	(15%)	(11%)	(60%)	8%	11%	2%	-22%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	31	31	35	35	27	28	32	28	25	138	132	114
Service revenue	30	30	35	35	26	28	31	27	25	132	128	111
Data Revenue	1.1	1.1	1.3	1.0	1.1	1.2	1.5	1.5	1.4	4.2	4.5	5.3
Customers (mln)	1.11	1.15	1.25	1.25	1.28	1.30	1.37	1.30	1.2	1.1	1.3	1.3
Mobile data customers (mln)	0.4	0.4	0.4	0.4	0.5	0.5	0.5	0.5	0.4	0.4	0.4	0.5
ARPU (GEL)	8.7	8.5	9.2	8.2	6.7	6.9	7.2	6.4	6.2	n.a.	n.a.	n.a.
MOU (min)	214	226	239	230	226	241	245	229	234	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	16.1%	16.4%	15.9%	21.3%	16.7%	16.1%	15.8%	20.4%	19.5%	n.a.	n.a.	n.a.

FIXED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	2.0	0.7	2.2	3.3	3.3	6.2	4.0	2.3	0.0	8.1	8.2	15.8
Service revenue	1.6	0.7	2.2	3.3	3.3	6.2	4.0	2.3	0.0	8.1	7.8	15.8

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	38	44	51	45	38	43	45	38	31	192	178	164
EBITDA	17	23	27	23	21	24	26	21	17	97	90	91
EBITDA margin (%)	45.2%	53.0%	52.9%	52.0%	53.5%	56.0%	57.0%	55.6%	54.8%	50.5%	51.1%	55.6%
Capital expenditures (CAPEX)	3	6	8	10	3	3	10	9	2	23	27	26
CAPEX excluding licenses	3	6	8	10	3	3	6	9	2	23	27	21
Operating cash flow (EBITDA-CAPEX excluding licenses)	14	17	19	14	18	21	20	12	15	74	64	70
OCF margin (%)	37%	40%	37%	30%	46%	48%	44%	30%	48%	38%	36%	42%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	38	44	51	45	38	43	45	38	31	192	178	164
Service revenue	38	44	51	45	38	42	45	38	31	192	178	163
Data Revenue	4.3	4.3	5.1	4.8	4.6	4.8	5.5	4.5	4.1	14.2	18.5	19.4
Customers (mln)	2.6	2.6	2.7	2.7	2.7	2.8	2.7	2.7	2.6	2.7	2.7	2.7
Mobile data customers (mln)	1.5	1.5	1.5	1.6	1.6	1.5	1.6	1.6	1.5	1.5	1.6	1.6
ARPU (USD)	4.7	5.6	6.3	5.4	4.6	5.1	5.3	4.6	3.9	n.a.	n.a.	n.a.
MOU (min)	294	294	298	285	261	294	293	281	206	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19%	16%	15%	16%	15%	14%	19%	19%	19%	n.a.	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	1,988	2,330	2,666	2,563	2,340	2,577	2,892	2,760	2,332	9,316	9,547	10,569
EBITDA	899	1,234	1,410	1,333	1,253	1,445	1,647	1,534	1,279	4,702	4,877	5,879
EBITDA margin (%)	45.2%	53.0%	52.9%	52.0%	53.6%	56.1%	56.9%	55.6%	54.8%	50.5%	51.1%	55.6%
Capital expenditures (CAPEX)	159	305	412	562	168	194	666	711	152	1,137	1,438	1,739
CAPEX excluding licenses	159	305	412	562	168	194	368	711	152	1,137	1,438	1,440
Operating cash flow (EBITDA-CAPEX excluding licenses)	740	929	998	771	1,085	1,251	1,279	823	1,127	3,565	3,438	4,440
OCF margin (%)	37%	40%	37%	30%	46%	49%	44%	30%	48%	38%	36%	42%

MOBILE	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	1,988	2,330	2,666	2,563	2,340	2,577	2,892	2,760	2,332	9,315	9,547	10,569
Service revenue	1,975	2,322	2,658	2,549	2,318	2,556	2,865	2,722	2,316	9,254	9,504	10,460
Data Revenue	221	229	266	272	282	293	350	323	304	686	988	1,248
Customers (mln)	2.6	2.6	2.7	2.7	2.7	2.8	2.7	2.7	2.6	2.7	2.7	2.7
Mobile data customers (mln)	1.5	1.5	1.5	1.6	1.6	1.5	1.6	1.6	1.5	1.5	1.6	1.6
ARPU, (KGS)	248	297	330	310	282	309	343	332	289	n.a.	n.a.	n.a.
MOU (min)	294	294	298	285	261	294	293	281	206	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19%	16%	15%	16%	15%	14%	19%	19%	19%	n.a.	n.a.	n.a.

Asia (Laos)

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	11.9	7.8	7.0	6.7	8.3	8.0	7.0	5.5	5.1	4.7	4.3	4.1	3.8	33.4	28.5	18.2
EBITDA	(0.9)	2.8	2.0	1.7	2.4	3.0	2.0	2.3	2.0	1.5	0.9	1.0	0.6	5.6	9.6	5.4
EBITDA margin (%)	n.m.	35.7%	30.5%	25.8%	28.4%	37.7%	28.0%	42.7%	38.5%	31.2%	21.2%	25.1%	15.6%	16.9%	33.6%	29.6%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.2	0.2
ARPU (USD)	7.0	7.1	6.1	6.1	5.4	5.6	5.7	5.0	5.1	6.0	5.3	5.1	6.0	n.a.	n.a.	n.a.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	1,229	1,266	1,250	1,237	1,144	1,147	1,220	1,123	1,078	1,082	1,090	1,178	1,064	4,983	4,633	4,428
EBITDA	461	475	507	500	430	435	521	418	406	397	427	441	381	1,943	1,804	1,671
EBITDA margin (%)	37.5%	37.5%	40.6%	40.4%	37.6%	38.0%	42.7%	37.2%	37.7%	36.7%	39.1%	37.4%	35.8%	39.0%	38.9%	37.7%
Capital expenditures (CAPEX)	298	183	153	291	137	173	187	261	172	186	170	251	172	924	757	779
CAPEX excluding licenses	298	183	153	291	137	173	187	261	172	186	170	251	172	924	757	779
Operating cash flow (EBITDA-CAPEX excluding licenses)	299	292	354	209	293	262	334	157	234	212	256	190	209	1,154	1,046	892
OCF margin (%)	24%	23%	28%	17%	26%	23%	27%	14%	22%	20%	24%	16%	20%	23%	23%	20%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	888	927	926	907	827	832	848	820	781	800	818	880	796	3,648	3,328	3,278
Service revenue	815	828	839	800	729	737	763	746	705	720	752	736	703	3,282	2,975	2,912
Data Revenue	106	116	134	131	132	137	152	152	154	159	172	168	174	488	573	652
Customers (mln)	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.6	21.4	21.4	21.3	21.1	20.9	22.3	21.6	21.1
Data customers (mln)	6.7	7.6	8.2	8.8	9.3	9.7	10.2	10.2	10.9	11.0	11.3	11.6	11.6	8.8	10.2	11.6
ARPU (€)	12.4	12.4	12.5	11.9	10.9	11.1	11.6	11.4	10.9	11.2	11.6	11.4	11.0	n.a.	n.a.	n.a.
of which:
ARPU voice (€)	8.3	8.2	7.8	7.5	6.7	6.8	7.0	6.9	6.3	6.6	6.7	6.6	6.2	n.a.	n.a.	n.a.
ARPU data (€)	4.1	4.2	4.7	4.4	4.2	4.3	4.6	4.5	4.5	4.6	4.9	4.8	4.8	n.a.	n.a.	n.a.
MOU (min.)	216	233	240	256	254	261	262	274	267	275	263	274	270	n.a.	n.a.	n.a.
Total traffic (mln. min.)	14,166	15,512	16,093	17,142	16,895	17,486	17,150	17,819	17,188	17,538	16,853	17,448	17,026	n.a.	n.a.	n.a.
Churn, annualised rate (%)	35.5%	37.5%	39.7%	33.5%	32.2%	29.9%	32.0%	31.6%	35.1%	25.2%	27.9%	28.8%	30.3%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,742	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	341	339	325	330	316	314	372	302	297	283	272	298	269	1,335	1,305	1,150
Service revenue	332	330	312	320	306	303	291	292	278	277	272	268	263	1,295	1,192	1,096
Total voice customers (mln)	3.1	3.0	3.0	3.0	3.0	2.9	2.9	2.8	2.8	2.8	2.8	2.8	2.8	3.0	2.8	2.8
of which:
Total DIRECT voice customers (mln)	2.5	2.5	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.4	2.4	2.4
Total INDIRECT voice customers (mln)	0.6	0.6	0.6	0.5	0.5	0.5	0.5	0.4	0.4	0.4	0.4	0.4	0.3	0.5	0.4	0.4
Total fixed-line ARPU (€)	31.3	31.2	30.0	30.3	29.8	29.9	29.0	28.7	27.9	27.9	27.8	28.0	27.3	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	4,449	4,036	3,209	3,888	3,627	3,410	2,616	3,292	3,137	2,819	2,357	2,763	2,633	n.a.	n.a.	n.a.
Total Internet customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.3	2.3	2.2	2.2	2.3
of which :
Broadband (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.3	2.3	2.2	2.2	2.3
Broadband ARPU (€)	20.2	20.2	20.4	20.5	20.8	21.3	21.4	21.6	21.1	21.2	21.1	20.9	20.5	n.a.	n.a.	n.a.
Dual-play customers (mln)	1.9	1.9	1.9	1.9	1.9	1.9	1.9	1.9	2.0	2.0	2.0	2.0	2.1	1.9	1.9	2.0

*	Excluding impact of FOC CAPEX and including LTE
**	Excluding impact of FOC and excluding LTE
***	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
****	Mobile data include customers that have performed at least one mobile Internet event in the previous month

Italy (continued)

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,213	1,198	1,212	1,289	1,175	n.a.	n.a.	4,913
EBITDA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	459	444	478	497	421	n.a.	n.a.	1,878
EBITDA margin (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	37.7%	36.7%	39.1%	38.5%	35.8%	n.a.	n.a.	38.2%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	194	208	192	275	190	n.a.	n.a.	869
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	194	208	192	275	190	n.a.	n.a.	869
Operating cash flow (EBITDA-CAPEX excluding licenses)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	265	237	286	222	230	n.a.	n.a.	1,009
OCF margin (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	22%	20%	24%	16%	20%	n.a.	n.a.	20%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	794	797	910	963	878	n.a.	n.a.	3,464
Service revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	794	797	836	806	776	n.a.	n.a.	3,233
Data Revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	167	178	180	199	192	n.a.	n.a.	724
Customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	19.2	19.1	21.3	21.1	20.9	n.a.	n.a.	21.1
Data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	10.9	11.0	11.3	11.6	11.6	n.a.	n.a.	11.6
ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	11.8	12.6	13.0	12.5	12	n.a.	n.a.	n.a.
of which:	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.						n.a.	n.a.	n.a.
ARPU voice (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	6.9	7.4	7.5	7.2	7	n.a.	n.a.	n.a.
ARPU data (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.9	5.2	5.5	5.3	5	n.a.	n.a.	n.a.
MOU (min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	267	275	263	274	270.0	n.a.	n.a.	n.a.
Total traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	17,188	17,538	16,853	17,448	17,025.5	n.a.	n.a.	n.a.
Churn, annualised rate (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	35.1%	25.2%	27.9%	28.8%	30%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,392	1,436	1,635	1,628	1,741.7	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY13	FY14	FY15
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	334	313	302	326	296	n.a.	n.a.	1,275
Service revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	313	307	303	293	290	n.a.	n.a.	1,217
Total voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.8	2.8	2.8	2.8	2.8	n.a.	n.a.	2.8
of which:
Total DIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.4	2.4	2.4	2.4	2.5	n.a.	n.a.	2.4
Total INDIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.4	0.4	0.4	0.4	0.3	n.a.	n.a.	0.4
Total fixed-line ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	30.2	31.4	31.3	30.6	30	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	3,137	2,819	2,357	2,763	2,633	n.a.	n.a.	n.a.
Total Internet customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.3	2.3	2.3	n.a.	n.a.	2.3
of which :
Broadband (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.2	2.2	2.2	2.3	2.3	n.a.	n.a.	2.3
Broadband ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	22.8	23.8	23.8	22.7	23	n.a.	n.a.	n.a.
Dual-play customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.0	2.0	2.0	2.0	2.1	n.a.	n.a.	2.0

VimpelCom Ltd.

EBITDA Underlying Reconciliation

	(USD mln)						(LCCY mln)
	1Q15	2Q15	3Q15	4Q15	FY15	1Q16	1Q15	2Q15	3Q15	4Q15	FY15	1Q16
Russia
EBITDA Reported	421	524	455	424	1,824	324	26,130	27,536	28,466	28,012	110,145	24,159
Site capitalization				(30)	(30)					(2,152)	(2,152)
A/R inventory and provision				2	2					132	132
PT Costs					1	1					53	53
EBITDA Underlying	421	524	455	396	1,796	325	26,130	27,536	28,466	25,992	108,177	24,212
Algeria
EBITDA reported	169	175	178	162	684	158	15,723	17,199	18,330	17,300	68,552	17,060
PT Costs				6	6					677	677
A/R and inventory provision				6	6					593	593
EBITDA Underlying	169	175	178	174	696	158	15,723	17,199	18,330	18,570	69,822	17,060
Pakistan
EBITDA reported	96	106	103	104	409	116	9,725	10,828	10,620	10,900	42,072	12,166
SIM re-verification costs	7				7		766				700
PT Costs				2	2	3				188	188	339
Other			(9)		(9)				(971)		(971)
EBITDA Underlying	103	106	94	106	409	119	10,491	10,828	9,648	11,088	41,989	12,505
Bangladesh
EBITDA Reported	60	63	69	51	243	70	4,635	4,930	5,339	4,000	18,905	5,500
PT Costs				4	4	4				333	333	351
SIM tax provision			2	12	14				156	923	1,079
A/R and inventory provision				7	7					526	526
EBITDA Underlying	60	63	71	74	268	75	4,635	4,930	5,495	5,782	20,842	5,850
Ukraine
EBITDA Reported	63	70	84	75	292	71	1,278	1,512	1,835	1,706	6,331	1,830
PT Costs					—	0					—	1
Reversal of tax provisions					—	(1)					—	(22)
EBITDA Underlying	63	70	84	75	292	71	1,278	1,512	1,835	1,706	6,331	1,810
Kazakhstan
EBITDA reported	81	82	66	46	275	31	14,981	15,265	14,108	13,714	58,068	11,119
PT Costs				1	1	1				213	213	324
Other			5						1,012
EBITDA Underlying	81	82	71	47	276	32	14,981	15,265	15,120	13,927	58,281	11,444
Uzbekistan
EBITDA reported	105	113	99	121	437	100	256,637	284,201	255,021	328,000	1,123,860	284,934
Legal provision			16		16				43,066		43,066
Return of litigation losses					—	(2)					—	(5,159)
Return of bad debt losses					—	(1)					—	(3,948)
EBITDA Underlying	105	113	115	121	453	97	256,637	284,201	298,087	328,000	1,166,926	275,827
Kyrgyzstan
EBITDA reported	21	24	26	21	92	17	1,253	1,445	1,647	1,534	5,879	1,279
EBITDA Underlying	21	24	26	21	92	17	1,253	1,445	1,647	1,534	5,879	1,279
Armenia
EBITDA reported	9	11	12	7	39	8	4,415	5,388	5,870	3,223	18,896	3,942
EBITDA Underlying	9	11	12	7	39	8	4,415	5,388	5,870	3,223	18,896	3,942
Tajikistan
EBITDA reported	14	18	25	17	74	12	14	18	25	17	74	12
EBITDA Underlying	14	18	25	17	74	12	14	18	25	17	74	12
Georgia
EBITDA reported	2	3	3	2	10	2	4	7	7	4	22	5
HR						0						0
EBITDA Underlying	2	3	3	2	10	2	4	7	7	4	22	5
HQ
Uzbekistan Provision			900	11	911
PT Costs			44	65	109	35
Other
VIP Group Reported	938	1,069	58	811	2,875	758
One-offs	7	—	958	86	1,051	40
VIP Group Underlying	945	1,069	1,016	897	3,926	799